POSCO
Non-Consolidated Financial Statements
December 31, 2010 and 2009
(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report
Based on a report originally issued in Korean
The Board of Directors and Shareholders of
POSCO:
We have audited the accompanying non-consolidated statements of financial position of POSCO (the “Company”) as of December 31, 2010 and 2009, and the related non-consolidated statements of income, appropriation of retained earnings, changes in equity and cash flows for the years ended December 31, 2010 and 2009. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audit.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the non-consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall non-consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009 and the results of its operations, appropriation of its retained earnings, the changes in its equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw attention to the following:
As discussed in note 2 to the non-consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.
Seoul, Korea
February 14, 2011
This report is effective as of February 14, 2011, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO
Non-Consolidated Statements of Financial Position
As of December 31, 2010 and 2009

(in millions of Won)	2010		2009

Assets
Current assets
Cash and cash equivalents (notes 3 and 26)	~~W~~	672,426	626,782
Short-term financial instruments (note 3)		2,376,722	5,581,594
Trading securities (note 6)		182,208	505,811
Current portion of available-for-sale securities (note 7)		—	20,230
Current portion of held-to-maturity securities (note 7)		1,978	20,000
Trade accounts and notes receivable, net of allowance for doubtful accounts (notes 4, 16, 26 and 30)		3,327,583	2,683,909
Inventories (note 5)		5,988,758	2,996,326
Other accounts receivable, net of allowance for doubtful accounts (notes 4, 26 and 30)		164,376	126,942
Deferred income tax assets (note 27)		245,755	286,075
Other current assets (note 11)		48,901	70,395

Total current assets		13,008,707	12,918,064

Property, plant and equipment at cost (notes 8 and 31)		43,731,189	40,071,426
Less accumulated depreciation		(25,183,332)	(23,425,832)

property, plant and equipment, net		18,547,857	16,645,594
Investment securities, net (note 7)		16,076,056	10,187,813
Intangible assets, net (notes 9 and 31)		172,643	151,829
Long-term trade accounts receivable, net of allowance for doubtful accounts (notes 4, 26 and 30)		24	1,307
Long-term financial instruments (note 3)		40	40
Other long-term assets, net of allowance for doubtful accounts (notes 11 and 26)		384,918	88,118

Total non-current assets		35,181,538	27,074,701

Total assets	~~W~~	48,190,245	39,992,765

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Financial Position, Continued
As of December 31, 2010 and 2009

(in millions of Won)	2010		2009

Liabilities
Trade accounts payable (notes 26 and 30)	~~W~~	1,310,877	739,746
Short-term borrowings (notes 12 and 26)		1,119,071	430,910
Current portion of long-term debt, net of discount on debentures issued (notes 12, 13 and 26)		1,776,427	1,065
Accrued expenses		209,490	145,484
Other accounts payable (notes 26 and 30)		734,143	993,120
Withholdings		30,792	51,075
Income tax payable (note 27)		594,539	290,638
Other current liabilities (note 15)		48,255	33,804

Total current liabilities		5,823,594	2,685,842

Long-term debt, net of current portion and discount
on debentures issued (notes 13 and 26)		6,297,058	5,681,509
Provision for severance benefits, net (note 14)		292,023	185,187
Deferred income tax liabilities (note 27)		648,184	400,276
Other long-term liabilities		47,196	88,660

Total non-current liabilities		7,284,461	6,355,632

Total liabilities		13,108,055	9,041,474

Shareholders’ Equity
Capital stock (note 19)		482,403	482,403
Capital surplus (note 20)		4,421,191	4,404,069
Capital adjustments (note 21)		(2,403,263)	(2,403,263)
Accumulated other comprehensive income		1,129,106	524,824
Retained earnings (note 22)		31,452,753	27,943,258

Total shareholders’ equity		35,082,190	30,951,291

Total liabilities and shareholders’ equity	~~W~~	48,190,245	39,992,765

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Income
For the years ended December 31, 2010 and 2009

(in millions of Won, except per share amounts)	2010		2009

Sales (notes 30 and 31)	~~W~~	32,582,037	26,953,945
Cost of goods sold (notes 24 and 31)		26,018,332	22,574,304

Gross profit		6,563,705	4,379,641

Selling and administrative expenses (note 25)		1,516,659	1,231,642

Operating profit		5,047,046	3,147,999

Non-operating income
Interest income (note 7)		230,456	208,473
Dividend income		84,520	60,114
Gain on disposal of trading securities		15,373	21,103
Gain on valuation of trading securities		1,882	5,811
Gain on foreign currency transactions		438,918	649,733
Gain on foreign currency translation		85,054	422,225
Equity in earnings of equity method accounted investments (note 7)		612,932	585,436
Gain on disposal of property, plant and equipment		24,599	21,274
Gain on disposal of derivatives transactions (note 17)		26,737	33,458
Gain on valuation of derivatives (note 17)		1,248	7,065
Reversal of allowance for doubtful accounts		665	417
Gain on disposal of other long-term assets		368	1,893
Reversal of stock compensation expense (note 18)		10,436	—
Others		47,537	49,256

		1,580,725	2,066,258

Non-operating expenses
Interest expense		318,638	288,575
Other bad debt expense		—	21
Loss on foreign currency transactions		437,815	722,956
Loss on foreign currency translation		259,051	15,406
Donations		59,647	106,410
Equity in losses of equity method accounted investments (note 7)		275,224	235,407
Loss on disposal of property, plant and equipment		92,209	73,822
Loss on disposal of derivatives transactions (note 17)		—	19,281
Loss on disposal of trade accounts and notes receivable		3,199	5,458
Loss on impairment of investments (note 7)		—	131,126
Others		31,876	33,270

		1,477,659	1,631,732

Income before income taxes		5,150,112	3,582,525
Income tax expense (note 27)		947,321	410,261

Net income	~~W~~	4,202,791	3,172,264

Basic earnings per share (note 29)	~~W~~	54,558	41,380

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Appropriation of Retained Earnings
For the years ended December 31, 2010 and 2009
(Dates of Appropriation : February 25, 2011 and February 26, 2010
for the years ended December 31, 2010 and 2009, respectively)

(in millions of Won)	2010		2009

Retained earnings before appropriation
Unappropriated retained earnings carried over from prior year	~~W~~	201,315	237,624

Interim dividends (note 23)		(192,582)	(114,855)
Dividends (ratio) per share
~~W~~2,500 (50%) in 2010
~~W~~1,500 (30%) in 2009

Net income		4,202,791	3,172,264

		4,211,524	3,295,033

Transfer from discretionary reserve
Reserve for technology and human resource development		195,000	391,667

Appropriation of retained earnings

Cash dividends (note 23)		577,747	500,714
Dividends (ratio) per share
~~W~~7,500 (150%) in 2010
~~W~~6,500 (100%) in 2009

Reserve for research and manpower development		400,000	800,000
Appropriated retained earnings for business expansion		2,950,000	2,000,000
Appropriated retained earnings for dividends		231,099	184,671

		4,158,846	3,485,385

Unappropriated retained earnings carried forward to subsequent year	~~W~~	247,678	201,315

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Changes in Equity
For the years ended December 31, 2010 and 2009

	Capital		Capital		Capital		Accumulated Other		Retained
(in millions of Won)	Stock		Surplus		Adjustments		Comprehensive Income		Earnings		Total

Balance as of January 1, 2009	~~W~~	482,403	~~W~~	4,291,355	~~W~~	(2,502,014)	~~W~~	51,790	~~W~~	25,460,123	~~W~~	27,783,657
Year-end dividends		—		—		—		—		(574,274)		(574,274)
Net income		—		—		—		—		3,172,264		3,172,264
Interim dividends		—		—		—		—		(114,855)		(114,855)
Changes in capital surplus of equity method
accounted investments		—		(4,578)		—		—		—		(4,578)
Disposal of treasury stock		—		117,292		98,751		—		—		216,043
Loss on valuation of avilable-for-sale securities, net		—		—		—		426,519		—		426,519
Changes in capital adjustments arising from equity method accounted investments		—		—		—		46,515		—		46,515

Balance as of December 31, 2009	~~W~~	482,403	~~W~~	4,404,069	~~W~~	(2,403,263)	~~W~~	524,824	~~W~~	27,943,258	~~W~~	30,951,291

	Capital		Capital		Capital		Accumulated Other		Retained
(in millions of Won)	Stock		Surplus		Adjustments		Comprehensive Income		Earnings		Total

Balance as of January 1, 2010	~~W~~	482,403	~~W~~	4,404,069	~~W~~	(2,403,263)	~~W~~	524,824	~~W~~	27,943,258	~~W~~	30,951,291
Year-end dividends		—		—		—		—		(500,714)		(500,714)
Net income		—		—		—		—		4,202,791		4,202,791
Interim dividends		—		—		—		—		(192,582)		(192,582)
Changes in capital surplus of equity method
accounted investments		—		17,122		—		—		—		17,122
Loss on valuation of avilable-for-sale securities, net		—		—		—		376,986		—		376,986
Changes in capital adjustments arising from equity method accounted investments		—		—		—		227,296		—		227,296

Balance as of December 31, 2010	~~W~~	482,403	~~W~~	4,421,191	~~W~~	(2,403,263)	~~W~~	1,129,106	~~W~~	31,452,753	~~W~~	35,082,190

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Cash Flows
For the years ended December 31, 2010 and 2009

(in millions of Won)	2010		2009
Cash flows from operating activities
Net income	~~W~~	4,202,791	3,172,264

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		2,303,459	2,059,548
Accrual of severance benefits		262,496	3,320
Gain on valuation of trading securities		(1,882)	(5,811)
Gain on disposal of trading securities		(15,373)	(21,103)
Gain on disposal of investments, net		(1,029)	(10,548)
Loss on disposal of property, plant and equipment, net		67,610	52,548
Gain on valuation of derivatives		(1,248)	(7,065)
Equity in losses of equity method accounted investments, net		(337,708)	(350,029)
(Reversal of) stock compensation expense		(10,436)	36,100
Loss (gain) on foreign currency translation, net		173,997	(408,522)
Loss on disposal of trade accounts and notes receivable		3,199	5,458
Provision for (reversal of) allowance for doubtful accounts, net		(7,291)	8,465
Loss on impairment of investments		—	131,126
Other employee benefit		9,644	6,822
Interest expense		19,083	19,396
Interest income		(429)	(906)
Loss on valuation of inventories		593	691
Others, net		(32,333)	(8,796)

		2,432,352	1,510,694

Changes in operating assets and liabilities
Trade accounts and notes receivable		(644,862)	528,932
Other accounts receivable		(37,140)	152,419
Accrued income		21,099	(15,591)
Prepaid expenses		(5,183)	318
Inventories		(2,993,026)	3,413,323
Trade accounts payable		571,969	(365,649)
Other accounts payable		(259,137)	296,883
Accrued expenses		41,336	5,121
Income tax payable		303,901	(1,337,623)
Advances received		7,627	452
Payment of severance benefits		(65,668)	(70,354)
Deferred income tax assets and liabilities		73,355	(171,287)
Deposits for severance benefits trust		(89,992)	(8,149)
Other current liabilities		4,652	(3,256)
Dividends from equity method accounted investments		49,082	30,711
Others, net		(7,829)	4,249

		(3,029,816)	2,460,499

Net cash provided by operating activities		3,605,327	7,143,457

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2010 and 2009

(in millions of Won)	2010		2009
Cash flows from investing activities
Disposal of short-term financial instruments	~~W~~	16,971,778	7,107,347
Disposal of trading securities		1,121,184	2,697,287
Disposal of current portion of available-for-sale securities		20,248	—
Redemption of current portion of held-to-maturity securities		20,000	40,000
Disposal of available-for-sale securities		105,138	17,093
Disposal of other long-term assets		3,616	16,495
Disposal of property, plant and equipment		40,989	23,095
Acquisition of short-term financial instruments		(13,766,906)	(11,164,342)
Acquisition of trading securities		(780,326)	(1,940,000)
Acquisition of available-for-sale securities		(232,295)	(568,241)
Acquisition of equity method accounted investments		(4,637,869)	(239,946)
Acquisition of current portion of held-to-maturity securities		—	(40,000)
Acquisition of other long-term assets		(275,938)	(12,273)
Acquisition of property, plant and equipment		(4,245,572)	(4,228,840)
Cost of removal of property, plant and equipment		(62,791)	(52,103)
Acquisition of intangible assets		(16,849)	(14,797)
Others, net		(25,022)	(17,005)

Net cash used in investing activities		(5,760,615)	(8,376,230)

Cash flows from financing activities
Proceeds from short-term borrowings		2,685,645	2,256,539
Proceeds from long-term borrowings		401,931	28,866
Proceeds from issuance of debentures		1,775,568	1,449,728
Proceeds from treasury stock		—	249,124
Increase in other long-term liabilities		54,655	25,363
Repayment of short-term borrowings		(1,972,787)	(2,158,046)
Repayment of current portion of long-term debts		(1,065)	(203,807)
Payment of cash dividends		(693,296)	(689,129)
Decrease in other long-term liabilities		(48,645)	(39,727)
Others, net		(1,074)	(1,043)

Net cash provided by financing activities		2,200,932	917,868

Net increase (decrease) in cash and cash equivalents		45,644	(314,905)

Cash and cash equivalents
Cash and cash equivalents at beginning of the year		626,782	941,687

Cash and cash equivalents at end of the year (note 3)	~~W~~	672,426	626,782

See accompanying notes to non-consolidated financial statements.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009
1.	The Company

POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through eight of its overseas liaison offices.

As of December 31, 2010 the Company’s major shareholders are as follows:

		Percentage of
	Number of Shares	Ownership (%)

National Pension Service	4,646,245	5.33
Nippon Steel Corporation (*1)	4,394,712	5.04
SK Telecom Co., Ltd.	2,481,310	2.85
Pohang University of Science and Technology	1,955,836	2.24
Shinhan Financial Group Co.,Ltd. (*2)	1,848,503	2.12
Others	71,860,229	82.42

	87,186,835	100.00

(*1)	Nippon Steel Corporation has American Depositary Receipts (ADRs), each of which represents 0.25 share of POSCO’s common share which has par value of ~~W~~5,000 per share.

(*2)	Includes number of shares held by its subsidiaries.
As of December 31, 2010, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
2.	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements

Basis of Presenting Financial Statements

The Company maintains its accounting records in Korean won and prepares statutory non-consolidated financial statements in Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The Company prepares the non-consolidated financial statements in accordance with generally accepted accounting principles in the Republic of Korea.

Revenue Recognition

The Company’s revenue categories consist of goods sold, and other income. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is estimated based on the analysis of individual accounts and past experience of collection and presented as a deduction from trade accounts and notes receivable.

When the terms of trade accounts and notes receivable (the principal, interest rate or term) are modified, either through a court order, such as a reorganization, or by mutual formal agreement, resulting in a reduction in the present value of the future cash flows due to the Company, the difference between the carrying value of the relevant accounts and notes receivable and the present value of the future cash flows is recognized as bad debt expense.

Inventories

The costs of inventories are determined using the moving-weighted average method. Valuation losses incurred when the market price of inventories falls below their carrying amount are reported as a contra inventory account and added to the cost of goods sold and losses incurred because of the difference between the quantity of inventories recorded in the financial statements and the actual quantity found shall be added to the cost of goods sold if it is incurred in the ordinary course of business. Loss on valuation of inventories amounting to ~~W~~593 million for the year ended December 31, 2010, is added to the cost of goods sold.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
2.	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

Investments in Securities

Upon acquisition, the Company classifies debt and equity securities (excluding investments in subsidiaries, associates and joint ventures) into the following categories: held-to-maturity, available-for-sale or trading securities. This classification is reassessed at the end of each reporting period.

Investments in debt securities where the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are acquired principally for the purpose of selling in the short term are classified as trading securities. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

A security is recognized initially at its acquisition cost, which includes the market value of the consideration given and any other transaction costs. After initial recognition, held-to-maturity securities are accounted for at amortized costs in the statements of financial position and trading and available-for-sale securities are accounted for at their fair values, however, non-marketable securities are accounted for at their acquisition costs if their fair values cannot be reliably estimated. The fair value of marketable securities is determined using quoted market prices as of the period end.

Trading securities are subsequently carried at fair value. Gains and losses arising from changes in the fair value of trading securities are included in the statement of income in the period in which they arise. Available-for-sale securities are subsequently carried at fair value. Gains and losses arising from changes in the fair value of available-for-sale securities are recognized as accumulated other comprehensive income, net of tax, directly in equity. Investments in available-for-sale securities that do not have readily determinable fair values are recognized at cost less impairment, if any. Held-to-maturity investments are carried at amortized cost with interest income and expense recognized in the statement of income using the effective interest method.

The Company reviews investments in securities whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Impairment losses are recognized when the reasonably estimated recoverable amounts are less than the carrying amount and it is not obviously evidenced that impairment is unnecessary.

Trading securities are presented as current assets. Available-for-sale securities, which mature within one year from the end of the reporting period or where the likelihood of disposal within one year from the end of the reporting period is probable, are presented as current assets. Held-to-maturity securities, which mature within one year from the end of the reporting period, are presented as current assets. All other available-for-sale securities and held-to-maturity securities are presented as long-term investments.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
2.	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

Equity Method Investments

Investments in equity securities of companies over which the Company exercises significant control or influence are recorded using the equity method of accounting. Differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee are amortized using the straight-line method over its estimated useful life.

The Company’s share of its post-acquisition profits or losses in investments in associates and subsidiaries is recognized in the statement of income, and its share of post-acquisition movements in equity is recognized in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of each investment. Changes in the carrying amount of an investment resulting from dividends by an associate or subsidiary are recognized when the associate or subsidiary declares the dividend. When the Company’s share of losses in an associate or subsidiary equals or exceeds its interest in the associate or subsidiary, including preferred stock or other long term loans and receivables issued by the associate or subsidiary, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate or subsidiary. Unrealized gains on transactions between the Company and its associates or subsidiaries are eliminated to the extent of the Company’s interest in each associate or subsidiary.

The Company’s investments in associates and subsidiaries include goodwill identified on acquisition (net of any accumulated impairment loss). Goodwill is calculated as the excess of the acquisition cost of an investment in an associate or subsidiary over the Company’s share of the fair value of the identifiable net assets acquired. Goodwill is amortized using the straight-line method over its estimated useful life. Amortization of goodwill is recorded together with equity income (losses).

Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect at the end of the reporting period for assets and liabilities, exchange rates on the date of transaction for equity and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included under the capital adjustment account, a component of shareholders’ equity.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
2.	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

Property, Plant and Equipment, and Related Depreciation

Property, plant and equipment are stated at cost, except in the case of revaluations made in accordance with the Asset Revaluation Law, which allowed for asset revaluation prior to the Law being revoked.

Depreciation is computed by the straight-line method using rates based on the useful lives of the respective as follows:

Estimated useful lives

Buildings and structures	20-40 years
Machinery and equipment	8 years
Vehicles	4-9 years
Tools	4 years
Furniture and fixtures	4 years
Finance lease assets	18 years
The Company recognizes interest costs and other financial charges on borrowings associated with the production, acquisition, construction or development of property, plant and equipment as an expense in the period in which they are incurred.

Significant additions or improvements extending useful lives of assets are capitalized. Normal maintenance and repairs are charged to expense as incurred.

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the expected estimated undiscounted future net cash flows from the use of the asset and its eventual disposal are less than its carrying amount.

Leases

The Company classifies and accounts for leases as either operating or capital, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as capital leases. All other leases are classified as operating leases.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
2.	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

Intangible Assets

Intangible assets are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. Intangible assets are stated net of accumulated amortization computed using the straight-line method over the estimated useful lives as described below.

Estimated useful lives

Intellectual property right	5-10 years
Port facilities usage rights	1-75 years
Other intangibles	4-20 years

The Company has estimated useful life of Port facilities usage rights for the period that the Company has been granted to use the Port facilities exclusively in accordance with an agreement with the Government office.

Discounts on Debentures

Discounts on debentures are amortized over the term of the debentures using the effective interest rate method. Amortization of the discount is recorded as part of interest expense.

Provision for Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on their length of service and rate of pay at the time of termination. Provision for severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment at the end of the reporting period. The Company has partially funded the provision for severance benefits through group severance insurance and the amounts funded under these insurance deposits are classified as a deduction from the provision for severance benefits liability.

Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances for employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be paid to the employees when they leave the Company and is accordingly reflected in the accompanying non-consolidated statements of financial position as a reduction of the retirement and severance benefits liability. However, due to a regulation effective April 1999, such transfers to the National Pension Fund are no longer required.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
2.	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

Valuation of Receivables at Present Value

When the difference between the carrying value of receivables and the present value of future cash flows is material arising from variation of the terms of receivables (the principle, interest rate or term), either through a court order, such as a reorganization, or by mutual agreement, future cash flows expected to be earned are valued at their present value using an appropriate discount rate. The present value discounts are recovered using the effective interest rate method and are recognized as interest income.

Foreign Currency Translation

Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the rates of exchange in effect at the end of the reporting period, and the resulting translation gains and losses are recognized in current operations.

Derivatives

All derivative instruments are accounted for at their fair value according to the rights and obligations associated with the derivative contracts. The resulting changes in fair value of derivative instruments are recognized either in the statement of income or shareholders’ equity, depending on whether the derivative instruments qualify as a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument purchased with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment that is attributable to a particular risk. The resulting changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in the shareholders’ equity as accumulated other comprehensive income and expense.

An embedded derivative instrument is separated from the host contract and accounted for as a derivative instrument when the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract and a separate instrument with the same terms as the embedded derivative instrument would be a derivative instrument subject to derivative accounting.

Provisions and Contingent Liabilities

When there is a probability that an outflow of economic benefit will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, only disclosure regarding the contingent liability is made in the notes to the non-consolidated financial statements.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
2.	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

Treasury Stock

In accordance with the cost method, the acquisition cost of the Company’s treasury stocks are recorded as an adjustment to shareholders’ equity. Gain on disposal of treasury stock is recorded as other capital surplus and loss on disposal of treasury stock is first deducted from the gain on disposal of treasury stock recorded in other capital surplus, recording the balance as capital adjustments and then offset against retained earnings in accordance with the order of disposition of deficit.

Sale of Receivables

The Company sells or discounts certain amounts or notes receivable to financial institutions and accounts for these transactions as a sale if the rights and obligations relating to the receivables sold are substantially transferred to the buyers. The losses from the sale of the receivables are charged to operations as incurred.

Income Tax and Deferred Income Tax

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, disclosures of contingent liabilities and others, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
3.	Cash and Cash Equivalents, and Financial Instruments

Cash and cash equivalents, and short-term and long-term financial instruments as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010		2009
Cash and cash equivalents
Checking accounts	—	~~W~~	886	817
Money market deposit accounts	2.60 ~ 2.90		371,540	245,500
Time deposits	3.00 ~ 3.35		300,000	70,000
Time deposits in foreign currency	—		—	310,465

		~~W~~	672,426	626,782

Short-term financial instruments
Ordinary deposits (*1)	—		14,101	10,667
Time deposits	0.70 ~ 4.70		2,060,830	2,850,000
Certificates of deposit	3.01 ~ 4.75		240,000	2,370,000
Repurchase agreement	—		—	290,000
Specified money in trust	—		61,791	60,927

		~~W~~	2,376,722	5,581,594

Long-term financial instruments

Guarantee deposits for opening accounts (*2)	—	~~W~~	40	40

(*1)	In relation to projects outsourced to the Company by the Korea Government, these deposits are restricted in use.

(*2)	The Company is required to provide deposits to maintain checking accounts and accordingly, the withdrawal of these deposits is restricted.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
4.	Accounts and Notes Receivable
(a)	Accounts and notes receivable and their respective allowance for doubtful accounts as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010		2009

Trade accounts and notes receivable	~~W~~	3,332,270	2,695,161
Less: Allowance for doubtful accounts		(4,687)	(11,252)

	~~W~~	3,327,583	2,683,909

Other accounts receivable	~~W~~	174,965	137,560
Less: Allowance for doubtful accounts		(10,589)	(10,618)

	~~W~~	164,376	126,942

Long-term trade accounts receivable	~~W~~	252	1,875
Less: Allowance for doubtful accounts		(228)	(568)

	~~W~~	24	1,307

5.	Inventories

Inventories as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010		2009

Finished goods	~~W~~	698,219	344,192
By-products		5,542	4,281
Semi-finished goods		1,431,341	843,720
Raw materials		1,704,830	696,492
Fuel and materials		524,077	405,003
Materials-in-transit		1,624,765	702,807
Others		577	522

		5,989,351	2,997,017
Less: Provision for valuation loss		(593)	(691)

	~~W~~	5,988,758	2,996,326

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
6.	Trading Securities

Trading securities as of December 31, 2010 and 2009 are as follows:

	2010						2009
	Acquisition
(in millions of Won)	Cost		Fair Value		Book Value		Book Value

Beneficiary certificates	~~W~~	180,326	~~W~~	182,208	~~W~~	182,208	~~W~~	505,811
7.	Investment Securities

Investment securities as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010		2009
Available-for-sale securities
Marketable equity securities	~~W~~	4,195,360	3,650,351
Non-marketable equity securities		815,840	767,174
Investments in bonds		11	125,125
Investments in capital		500	500

		5,011,711	4,543,150
Less: Current portion		—	(20,230)

		5,011,711	4,522,920

Held-to-maturity securities		31,808	51,675
Less: Current portion		(1,978)	(20,000)

		29,830	31,675

Equity method accounted investments		11,034,515	5,633,218

	~~W~~	16,076,056	10,187,813

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7. Investment Securities, Continued
     Available-for-sales Securities
(a)	Investments in marketable equity securities as of December 31, 2010 and 2009 are as follows:
(in millions of Won)

	2010								2009
	Number of	Percentage of	Acquisition		Fair		Book		Book
Company	Shares	Ownership (%)	Cost		Value		Value		Value
SK Telecom Co., Ltd. (*1)	4,452,057	5.51	~~W~~	1,236,858	~~W~~	809,280	~~W~~	809,280	~~W~~	743,845
Hana Financial Group Inc.	4,663,776	2.20		29,998		201,942		201,942		153,438
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94		343,505		654,311		654,311		256,260
Hanil Iron & Steel Co., Ltd.	206,798	10.14		2,413		3,433		3,433		2,575
HISteel Co., Ltd.	135,357	9.95		1,609		2,133		2,133		1,895
Moonbae Steel Co., Ltd.	1,849,380	9.02		3,588		4,133		4,133		5,419
Dong Yang Steel Pipe Co., Ltd.	1,564,250	1.92		3,911		1,893		1,893		1,877
Shinhan Financial Group Co., Ltd.	4,369,881	0.92		228,778		231,167		231,167		188,779
SeAH Steel Corporation	610,103	10.17		18,792		31,664		31,664		22,055
Union Steel Co., Ltd.	1,005,000	9.80		40,212		29,095		29,095		22,110
Hanjin Shipping Co., Ltd.	65,132	0.08		2,538		2,508		2,508		1,185
Hanjin Shipping Holdings Co., Ltd.	11,033	0.03		298		203		203		151
KB Financial Group Inc.	13,115,837	3.39		574,524		786,950		786,950		783,015
LG Uplus Corporation (Formerly, LG Powercom Corporation (*2))	2,671,688	0.52		22,683		19,155		19,155		21,924
Seoul Semiconductor Co., Ltd.	591,000	1.01		24,999		24,024		24,024		—
Nippon Steel Corporation (*1)	238,352,000	3.50		719,622		972,351		972,351		1,128,734
Thainox Stainless Public Company Limited	1,200,000,000	15.39		42,301		70,724		70,724		67,658
MacArthur Coal Limited	21,215,700	7.25		420,805		314,446		314,446		249,431
PT.Krakatau Steel	236,625,000	1.50		25,385		35,948		35,948		—

			~~W~~	3,742,819	~~W~~	4,195,360	~~W~~	4,195,360	~~W~~	3,650,351

(*1)	Certain portion of shares has been pledged as collateral. (note 10)

(*2)	In January 2010, LG Powercom Corporation stocks were exchanged with LG Uplus Corporation (formerly, LG TeleCom Corporation)’s by merger and accordingly, the differences between the fair values and the acquisition costs at the date of exchange, amounting to ~~W~~758 million, were recognized as gain on disposal of investments.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7. Investment Securities, Continued
     Available-for-sales Securities, Continued
(b)	Investments in non-marketable equity securities as of December 31, 2010 and 2009 are as follows:
(in millions of Won)

	2010						2009
	Number of	Percentage of	Acquisition		Book		Book
Company	Shares	Ownership (%)	Cost		Value		Value
Nacional Minerios S.A. (*1)	30,784,625	6.48	~~W~~	668,635	~~W~~	534,735	~~W~~	535,357
THE SIAM UNITED STEEL (*1)	11,071,000	12.30		34,658		69,014		65,135
Dongbu Metal Co., Ltd.	3,000,000	10.00		98,242		98,242		—
POSCO-China Yantai Processing Center Co., Ltd. (*2,3)	—	90.00		14,492		14,492		—
POSFINE Co., Ltd. (*2)	2,700,000	69.23		13,500		13,500		6,750
POSCO-South Asia Co., Ltd. (*2)	3,500,000	100.00		12,611		12,611		—
Busan E&E Co., Ltd. (*2)	1,917,300	70.00		9,587		9,587		—
SamwonSteel Co., Ltd.	1,786,000	19.00		8,930		8,930		8,930
PT.POSNESIA (*2,5)	29,610,000	70.00		9,474		1,567		1,567
POSUK TITANIUM B.V (*2)	9,000	50.00		1,740		1,740		—
POSCO Maharashtra Steel Private Limited (*4)	—	—		—		—		63,872
POSCO-Turkey Nilufer Processing Center Co., Ltd. (*4)	—	—		—		—		19,983
POSCO (Liaoning) Automotive Processing Center Co., Ltd. (*4)	—	—		—		—		16,952
POSCO India Chennai Steel Processing Centre Pvt. Ltd. (*4)	—	—		—		—		14,925
Others (*5)	—	—		58,805		51,422		33,703

			~~W~~	930,674	~~W~~	815,840	~~W~~	767,174

(*1)	The fair value of those investments was based on the valuation report of a public rating services company. Except for those investments, other investments are recorded at cost since their fair values are not readily determinable.

(*2)	Those investments were not accounted for using the equity method as their total assets were under ~~W~~10,000 million as of December 31, 2009 and they are also small sized entities or under construction.

(*3)	No shares have been issued in accordance with the local laws or regulations.

(*4)	This investment was reclassified to equity method accounted investments from available-for-sale securities, since its total assets were greater than ~~W~~10,000 million as of December 31, 2009.

(*5)	There is no impairment losses related to others in the current year, and the accumulated impairment losses as of December 31, 2010 were ~~W~~15,290 million.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7. Investment Securities, Continued
     Available-for-sales Securities, Continued
(c)	Investments in bonds as of December 31, 2010 and 2009 are as follows:

	2010							2009
		Acquisition		Fair		Book		Book
(in millions of Won)	Maturity	Cost		Value		Value		Value
Current bonds
Industrial financial debentures	Less than 1 year	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	20,230

Non-current bonds
Government bonds	1~5 years		11		11		11		4,317
Industrial financial debentures	1~5 years		—		—		—		100,578

			11		11		11		104,895

		~~W~~	11	~~W~~	11	~~W~~	11	~~W~~	125,125

(d)	Investments in capital as of December 31, 2010 and 2009 are as follows:

	2010				2009
(in millions of Won)	Acquisition Cost		Book Value		Book Value
Purunichildcare	~~W~~	500	~~W~~	500	~~W~~	500

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7. Investment Securities, Continued
     Available-for-sales Securities, Continued
(e)	Available-for-sale securities are stated at fair value, and the difference between the acquisition cost and fair value are accounted for in the capital adjustment account. The movements of such differences for the years ended December 31, 2010 and 2009 are as follows:
(in millions of Won)

	2010						2009
	Beginning		Increase		Ending		Beginning		Increase		Ending
Company	Balance		(Decrease)		Balance		Balance		(Decrease)		Balance
Marketable equity securities

SK Telecom Co., Ltd.	~~W~~	(373,374)	~~W~~	39,862	~~W~~	(333,512)	~~W~~	(247,137)	~~W~~	(126,237)	~~W~~	(373,374)
Hana Financial Group Inc.		96,283		37,833		134,116		47,537		48,746		96,283
Hyundai Heavy Industries		(68,052)		310,480		242,428		(38,098)		(29,954)		(68,052)
Hanil Iron & Steel Co., Ltd.		(46)		842		796		(809)		763		(46)
HI Steel Co., Ltd.		223		185		408		123		100		223
Munbae Steel Co., Ltd.		1,258		(832)		426		90		1,168		1,258
Dong Yang Steel Pipe Co., Ltd.		(1,586)		12		(1,574)		(1,958)		372		(1,586)
Shinhan Financial Group Co., Ltd.		(31,199)		33,062		1,863		(82,790)		51,591		(31,199)
SeAH Steel Corporation		2,545		7,495		10,040		3,664		(1,119)		2,545
Union Steel Co., Ltd.		(14,119)		5,447		(8,672)		(20,077)		5,958		(14,119)
Hanjin Shipping Co., Ltd.		(1,036)		1,012		(24)		(1,105)		69		(1,036)
Hanjin Shipping Holdings Co., Ltd.		10		(83)		(73)		—		10		10
KB Financial Group Inc.		162,624		3,068		165,692		(13,843)		176,467		162,624
LG Uplus Corporation (Formerly, LG Powercom Corporation (*2))		—		(2,751)		(2,751)		(101,088)		101,088		—
Seoul Semiconductor Co., Ltd.		—		(761)		(761)		—		—		—
Nippon Steel Corporation		319,107		(121,979)		197,128		190,214		128,893		319,107
Thainox Stainless Public Company Limited		19,779		2,391		22,170		(1,562)		21,341		19,779
Macarthur Coal Limited		(58,179)		50,711		(7,468)		(209,113)		150,934		(58,179)
PT.Krakatau Steel		—		8,239		8,239		—		—		—
Korea Line Corporation		—		—		—		4,898		(4,898)		—

		54,238		374,233		428,471		(471,054)		525,292		54,238

Non-marketable equity securities

THE SIAM UNITED STEEL		23,771		3,026		26,797		18,492		5,279		23,771
Nacional Minerios S.A.		(103,957)		(485)		(104,442)		—		(103,957)		(103,957)
Investments in bonds, etc.		(95)		212		117		—		(95)		(95)

		(80,281)		2,753		(77,528)		18,492		(98,773)		(80,281)

	~~W~~	(26,043)	~~W~~	376,986	~~W~~	350,943	~~W~~	(452,562)	~~W~~	426,519	~~W~~	(26,043)

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7. Investment Securities, Continued
Held-to-Maturity Securities
(a)	Held-to-maturity securities as of December 31, 2010 and 2009 are as follows:

	2010					2009
		Acquisition		Book		Book
(in millions of Won)	Maturity	Cost		Value		Value

Current portion of held-to-maturity securities
Government bonds and others (*)	Less than 1 year	~~W~~	2,000	~~W~~	1,978	~~W~~	20,000

Held-to-maturity securities
Government bonds and others (*)	1 ~ 5 years		30,000		29,830		31,675

		~~W~~	32,000	~~W~~	31,808	~~W~~	51,675

(*)	The Company provided government bonds and bonds issued by Seoul Metropolitan Rapid Transit Corp, amounting to ~~W~~29,830 million and ~~W~~1,978 million, respectively, to the Gyeongsangbuk-Do Province Office as guarantee for environmental remediation of POSCO No. 4 disposal site. (note 10)
(b)	Total interest income earned from investment securities amounted to ~~W~~8,993 million and ~~W~~4,835 million for the years ended December 31, 2010 and 2009, respectively.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7. Investment Securities, Continued
     Equity Method Accounted Investments
     (a) Equity method accounted investments as of December 31, 2010 and 2009 are as follows:
(in millions of Won)

	2010								2009
	Number of	Percentage of	Acqusition		Net Asset		Book		Book
Investees (*1)	Shares	Ownership (%)	Cost		Value		Value		Value
Domestic
Daewoo International Corporation (*2)	68,681,566	67.96	~~W~~	3,382,543	~~W~~	2,279,779	~~W~~	3,401,177	~~W~~	—
POSCO E&C Co., Ltd.	32,876,418	89.53		813,416		2,288,324		1,519,729		1,063,089
POSCO Specialty Steel Co., Ltd.	26,000,000	100.00		260,000		740,625		739,039		628,842
POSCO Power Corp.	40,000,000	85.71		597,170		683,980		688,279		649,148
Posteel Co., Ltd.	17,155,000	95.31		113,393		518,732		480,761		421,927
Sungjin Geotec Co., Ltd (*2)	12,345,110	30.96		160,031		92,441		169,436		—
SNNC Co., Ltd	18,130,000	49.00		90,650		168,798		153,304		100,655
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)	3,544,200	60.00		41,210		144,586		125,760		100,535
POSCO Coated & Color Steel Co., Ltd.	3,412,000	56.87		82,017		114,711		102,519		108,421
Samjung Packing & Aluminum Co., Ltd.	2,034,246	48.85		104,069		80,011		74,949		5,989
POSCO ICT Co., Ltd.	99,403,282	72.54		102,571		154,344		46,241		—
POSCON Co., Ltd. (*3)	—	—		—		—		—		70,990
Others				392,200		559,044		459,073		303,270

				6,139,270		7,825,375		7,960,267		3,452,866
Foreign
POSCO Australia Pty. Ltd.	761,775	100.00		37,352		585,729		715,316		330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd. (*4)	—	58.60		216,542		320,607		312,571		283,845
POSCO-China Holding Corp. (*4)	—	100.00		164,418		227,700		224,910		208,413
POSCO WA PTY LTD. (*2)	188,752,130	100.00		205,885		211,856		211,856		—
Nickel Mining Company SAS	3,234,698	49.00		157,585		188,126		181,812		189,197
KOBRASCO	2,010,719,185	50.00		32,950		140,759		140,778		98,962
POSCO Investment Co., Ltd.	5,000,000	100.00		53,189		86,679		90,638		85,521
Guangdong Pohang Coated Steel Co., Ltd. (*4)	—	89.35		79,080		92,365		89,444		31,299
POSCO-India Private. Ltd.	450,000,000	100.00		110,287		87,681		87,681		108,538
BX STEEL POSCO Cold Rolled Sheet Co., Ltd. (*4)	—	25.00		61,961		82,826		87,057		63,865
POSCO-Vietnam Co., Ltd. (*4)	—	85.00		198,578		107,066		83,359		154,691
POSCO America Corporation	374,532	99.45		316,941		110,896		80,674		113,510
POSCO Maharashtra Steel Private Limited (*5)	1,455,308	100.00		80,627		80,336		80,337		—
POSCO VST Co., Ltd. (*4)	—	92.97		110,515		57,539		78,359		71,901
POSCO-Japan Co., Ltd.	90,438	100.00		50,558		107,017		74,185		68,436
Qingdao Pohang Stainless Steel Co., Ltd. (*4)	—	70.00		71,463		72,392		70,720		65,982
POSCO (Suzhou) Automotive Processing Center Co., Ltd. (*4)	—	90.00		31,023		63,205		59,466		49,429
POSCO-Mexico Co., Ltd.	1,304,955,672	84.67		117,950		66,807		48,513		62,581
POSCO Asia Co., Ltd.	9,360,000	100.00		7,425		35,580		37,664		32,189
POSCO (Thailand) Co., Ltd.	12,721,734	85.62		39,677		38,492		34,616		25,945
Others				301,350		323,794		284,292		135,425

				2,445,356		3,087,452		3,074,248		2,180,352

			~~W~~	8,584,626	~~W~~	10,912,827	~~W~~	11,034,515	~~W~~	5,633,218

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7. Investment Securities, Continued
     Equity Method Accounted Investments, Continued

(*1)	Due to the difference in the closing schedule of investees’ financial statements, the Company used the unaudited or unreviewed financial statements of these companies as of December 31, 2010, when applying the equity method of accounting.

(*2)	These subsidiaries are newly acquired for the year ended December 31, 2010.

(*3)	On January 22, 2010, POSCO ICT Co., Ltd. merged with POSCON Co., Ltd.

(*4)	No shares have been issued in accordance with the local laws or regulations.

(*5)	This investment was reclassified to equity method accounted investments from available-for-sale securities, since its total assets were greater than ~~W~~10,000 million as of December 31, 2009.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7.	Investment Securities, Continued
Equity Method Accounted Investments, Continued
(b)	The valuations of equity method accounted investments as of and for the years ended December 31, 2010 and 2009 are as follows:
(in millions of Won)

	Dec. 31, 2008		Equity method		Other Increase		Dec. 31, 2009		Equity method		Other Increase		Dec. 31, 2010
Investees	Book Value		Profits (Losses)		(Decrease) (*)		Book Value		Profits (Losses)		(Decrease) (*)		Book Value

Domestic
Daewoo International Corporation	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	11,809	~~W~~	3,389,368	~~W~~	3,401,177
POSCO E&C Co., Ltd.		864,030		216,571		(17,512)		1,063,089		13,038		443,602		1,519,729
POSCO Specialty Steel Co., Ltd.		564,515		66,650		(2,323)		628,842		116,442		(6,245)		739,039
POSCO Power Corp.		619,037		27,036		3,075		649,148		(29,227)		68,358		688,279
Posteel Co., Ltd.		319,914		65,851		36,162		421,927		41,233		17,601		480,761
Sungjin Geotec Co., Ltd		—		—		—		—		(15,983)		185,419		169,436
SNNC Co., Ltd		67,410		33,245		—		100,655		65,130		(12,481)		153,304
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)		74,329		28,885		(2,679)		100,535		27,892		(2,667)		125,760
POSCO Coated & Color Steel Co., Ltd.		103,912		4,509		—		108,421		(5,902)		—		102,519
Samjung Packing & Aluminum Co., Ltd.		4,035		1,183		771		5,989		836		68,124		74,949
POSCO ICT Co., Ltd		39,544		(41,799)		2,255		—		4,239		42,002		46,241
POSCON Co., Ltd.		49,099		19,964		1,927		70,990		—		(70,990)		—
Others		205,190		5,782		92,298		303,270		21,775		134,028		459,073

		2,911,015		427,877		113,974		3,452,866		251,282		4,256,119		7,960,267

Foreign
POSCO Australia Pty. Ltd.		165,573		26,029		139,021		330,623		77,041		307,652		715,316
Zhangjiagang Pohang Stainless Steel Co., Ltd.		323,170		(17,344)		(21,981)		283,845		26,021		2,705		312,571
POSCO-China Holding Corp.		228,489		(3,728)		(16,348)		208,413		14,757		1,740		224,910
POSCO WA PTY LTD.		—		—		—		—		(12,560)		224,416		211,856
Nickel Mining Company SAS		219,879		(4,335)		(26,347)		189,197		13,709		(21,094)		181,812
KOBRASCO		60,429		21,206		17,327		98,962		49,772		(7,956)		140,778
POSCO Investment Co., Ltd.		91,303		641		(6,423)		85,521		6,569		(1,452)		90,638
Guangdong Pohang Coated Steel Co., Ltd.		20,901		11,271		(873)		31,299		23,731		34,414		89,444
POSCO-India Private. Ltd.		54,651		—		53,887		108,538		(21,892)		1,035		87,681
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		92,064		(23,603)		(4,596)		63,865		22,473		719		87,057
POSCO-Vietnam Co., Ltd.		232,647		(48,542)		(29,414)		154,691		(60,495)		(10,837)		83,359
POSCO America Corporation		133,944		(19,938)		(496)		113,510		(34,184)		1,348		80,674
POSCO Maharashtra Steel Private Limited		—		—		—		—		(716)		81,053		80,337
POSCO VST Co., Ltd.		—		(3,999)		75,900		71,901		(22,802)		29,260		78,359
POSCO-Japan Co., Ltd.		65,457		13,975		(10,996)		68,436		(4,461)		10,210		74,185
Qingdao Pohang Stainless Steel Co., Ltd.		75,888		(4,742)		(5,164)		65,982		4,157		581		70,720
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		48,401		5,375		(4,347)		49,429		14,735		(4,698)		59,466
POSCO-Mexico Co., Ltd.		103,485		(40,694)		(210)		62,581		(15,948)		1,880		48,513
POSCO Asia Co., Ltd.		29,158		5,495		(2,464)		32,189		4,517		958		37,664
POSCO (Thailand) Co., Ltd.		32,934		(6,682)		(307)		25,945		6,211		2,460		34,616
Others		124,347		11,767		(689)		135,425		(4,209)		153,076		284,292

		2,102,720		(77,848)		155,480		2,180,352		86,426		807,470		3,074,248

	~~W~~	5,013,735	~~W~~	350,029	~~W~~	269,454	~~W~~	5,633,218	~~W~~	337,708		5,063,589		11,034,515

(*)	Other increase (decrease) represents the changes in investment securities primarily due to acquisitions (disposals), dividends received, changes in capital adjustments arising from equity method accounted investments and others. In 2010, the changes in investment securities are primarily due to acquisitions and dividends received which amounted to ~~W~~4,637,869 million and ~~W~~49,082 million, respectively.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7.	Investment Securities, Continued
Equity Method Accounted Investments, Continued
(c)	Details of differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investee for the years ended December 31, 2010 and 2009 are as follows:
(in millions of Won)

	Dec 31, 2009		Increase		Amortization		Dec 31, 2010
Investees	Balance		(Decrease)		(Recovery)		Balance

Daewoo International Corporation	~~W~~	—	~~W~~	1,159,977	~~W~~	14,500	~~W~~	1,145,477
POSCO Power Corp.		26,500		—		21,203		5,297
Samjung Packing & Aluminum Co., Ltd.		(213)		882		(125)		794
Sungjin Geotec Co., Ltd		—		90,857		12,114		78,743
SNNC Co., Ltd		104		—		42		62
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		6,904		—		2,673		4,231
POSCO VST Co., Ltd.		36,954		—		7,919		29,035
Others		(2,535)		(2,404)		578		(5,517)

	~~W~~	67,714	~~W~~	1,249,312	~~W~~	58,904	~~W~~	1,258,122

(in millions of Won)

	Dec 31, 2008		Increase		Amortization		Dec 31, 2009
Investees	Balance		(Decrease)		(Recovery)		Balance

POSCO Power Corp.	~~W~~	47,703	~~W~~	—	~~W~~	21,203	~~W~~	26,500
Samjung Packing & Aluminum Co., Ltd.		(639)		—		(426)		(213)
SNNC Co., Ltd		146		—		42		104
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		9,577		—		2,673		6,904
POSCO VST Co., Ltd.		—		39,594		2,640		36,954
Others		9,900		(11,468)		967		(2,535)

	~~W~~	66,687	~~W~~	28,126	~~W~~	27,099	~~W~~	67,714

(d)	Details on changes in unrealized profit from intercompany transactions for the years ended December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010	2009

Allowance for doubtful accounts	3,346	2,539
Inventories	(152,853)	147,400
Property, plant and equipment and intangible assets	(122,791)	(64,195)

	(272,298)	85,744

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7.	Investment Securities, Continued
Equity Method Accounted Investments, Continued
(e)	Market values of equity method accounted investments in marketable equity securities as of December 31, 2010 and 2009 are as follows:
(in millions of Won except, per share information)

	2010
Investees	Number of Shares	Share Price		Fair Value		Book Value

Daewoo International Corporation	68,681,566	~~W~~	36,150	~~W~~	2,482,839	~~W~~	3,401,177
Sungjin Geotec Co., Ltd	12,345,110		15,300		188,880		169,436
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)	3,544,200		149,500		529,858		125,760
POSCO Coated & Color Steel Co., Ltd.	3,412,000		29,100		99,289		102,519
Samjung Packing & Aluminum Co., Ltd.	2,034,246		65,500		133,243		74,949
POSCO ICT Co., Ltd	99,403,282		9,630		957,254		46,241
(in millions of Won except per share information)

	2009
Investees	Number of Shares	Share Price		Fair Value		Book Value

POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)	3,544,200	~~W~~	50,100	~~W~~	177,564	~~W~~	100,535
POSCO Coated & Color Steel Co., Ltd.	3,412,000		24,300		82,912		108,421
Samjung Packing & Aluminum Co., Ltd.	270,000		19,950		5,387		5,989
POSCO ICT Co., Ltd	50,440,720		6,530		329,378		—

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7.	Investment Securities, Continued

Equity Method Accounted Investments, Continued
(f)	A summary of financial information on equity method investees as of and for the year ended December 31, 2010 is as follows:
(in millions of Won)

Investees	Total Assets		Total Liabilities		Net Assets (*)		Sales		Net Income

Domestic
Daewoo International Corporation	~~W~~	4,789,621	~~W~~	3,213,270	~~W~~	1,576,351	~~W~~	15,672,004	~~W~~	112,309
POSCO E&C Co., Ltd.		5,191,112		2,662,512		2,528,600		6,237,953		(84,959)
POSCO Specialty Steel Co., Ltd.		1,268,574		527,949		740,625		1,543,122		117,498
POSCO Power Corp.		2,532,887		1,691,819		841,068		881,671		42,510
Posteel Co., Ltd.		950,280		404,360		545,920		2,062,495		(96,644)
Sungjin Geotec Co., Ltd		590,484		423,971		166,513		387,177		2,930
SNNC Co., Ltd		649,696		305,210		344,486		519,871		150,450
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)		375,475		141,346		234,129		756,053		55,434
POSCO Coated & Color Steel Co., Ltd.		503,664		248,319		255,345		1,001,773		5,380
Samjung Packing & Aluminum Co., Ltd.		282,929		123,828		159,101		524,625		7,635
POSCO ICT Co., Ltd.		742,921		493,582		249,339		840,883		17,812

Foreign
POSCO Australia Pty. Ltd.		1,176,301		501,302		674,999		89,827		27,058
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,472,886		839,336		633,550		2,461,020		54,301
POSCO-China Holding Corp.		302,095		55,510		246,585		148,503		14,538
POSCO WA PTY LTD.		211,856		—		211,856		—		(12,560)
Nickel Mining Company SAS		529,304		95,166		434,138		178,301		27,233
KOBRASCO		346,735		65,217		281,518		127,718		85,696
POSCO Investment Co., Ltd.		680,589		587,339		93,250		—		6,566
Guangdong Pohang Coated Steel Co., Ltd.		183,036		79,665		103,371		250,722		25,878
POSCO-India Private. Ltd.		92,865		181		92,684		—		(21,612)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		1,043,610		712,305		331,305		1,422,452		101,351
POSCO-Vietnam Co., Ltd.		752,873		619,297		133,576		813,637		(66,486)
POSCO America Corporation		268,513		143,384		125,129		287,360		(17,203)
POSCO Maharashtra Steel Private Limited		159,734		79,398		80,336		—		(657)
POSCO VST Co., Ltd.		195,191		131,450		63,741		210,656		(8,333)
POSCO-Japan Co., Ltd.		779,544		660,509		119,035		1,475,360		10,644
Qingdao Pohang Stainless Steel Co., Ltd.		242,342		124,372		117,970		542,446		7,906
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		219,427		149,199		70,228		352,367		13,688
POSCO-Mexico Co., Ltd.		441,014		347,059		93,955		302,402		(25,163)
POSCO Asia Co., Ltd.		515,340		481,379		33,961		2,335,842		3,064
POSCO (Thailand) Co., Ltd.		163,287		118,332		44,955		224,630		10,117
Others		3,534,788		2,149,508		1,385,280		4,711,591		117,048

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7.	Investment Securities, Continued

Equity Method Accounted Investments, Continued
(*)	The effects of the changes in the accounting principles and estimates of equity method investees when applying the equity method accounting for the year ended December 31, 2010 are as follows:
(in millions of Won)

		Net Assets				Net Assets
	Reasons for	before		Adjustment		after
Investees	Changes	Adjustment		Amount		Adjustment

Domestic
Daewoo International Corporation	Adjustment of the fair value	~~W~~	1,071,363	~~W~~	1,208,416	~~W~~	2,279,779
POSCO E&C Co., Ltd.	Reversal of provision liability for construction losses		2,263,740		24,584		2,288,324
POSCO Power Corp.	Capitalized costs		720,915		(36,935)		683,980
Posteel Co., Ltd.	Capitalized costs		520,292		(1,560)		518,732
Sungjin Geotec Co., Ltd	Adjustment of the fair value		51,545		40,896		92,441
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)	Depreciation method		140,477		4,109		144,586
POSCO Coated & Color Steel Co., Ltd.	Capitalized costs		145,206		(30,495)		114,711
Samjung Packing & Aluminum Co., Ltd.	Depreciation method		77,726		2,285		80,011
POSCO ICT Co., Ltd.	Assets revaluation		180,867		(26,523)		154,344
Foreign
POSCO Australia Pty. Ltd.	Non-application of equity method		674,998		(89,269)		585,729
Zhangjiagang Pohang Stainless	Capitalized costs,
Steel Co., Ltd.	Salvage value		371,262		(50,655)		320,607
POSCO-China Holding Corp.	Non-application of equity method		246,585		(18,885)		227,700
Nickel Mining Company SAS	Organization costs		212,728		(24,602)		188,126
POSCO Investment Co., Ltd.	Provision for allowance for doubtful accounts		93,250		(6,571)		86,679
POSCO-India Private. Ltd.	Organization costs		92,684		(5,003)		87,681
POSCO-Vietnam Co., Ltd.	Capitalized costs		113,546		(6,480)		107,066
POSCO America Corporation	Non-application of equity method		124,438		(13,542)		110,896
POSCO VST Co., Ltd.	Adjustment of the fair value		59,259		(1,720)		57,539
POSCO-Japan Co., Ltd.	Salvage value		119,035		(12,018)		107,017
Qingdao Pohang Stainless Steel Co., Ltd.	Capitalized costs		82,579		(10,187)		72,392
POSCO-Mexico Co., Ltd.	Capitalized costs		79,554		(12,747)		66,807
POSCO Asia Co., Ltd.	Non-application of
	equity method		33,960		1,620		35,580
Others			152,593		10,194		162,787

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7.	Investment Securities, Continued

Equity Method Accounted Investments, Continued
(g)	In order to enhance its competitiveness through securing the export capability and to create the synergy effect between the Company and its family subsidiaries, on August 30, 2010, the Company entered into the stock sales contract with Daewoo International Corporation’s shareholders including Korea Asset Management Corporation after the resolution of the Board of Directors on April 23, 2010, and obtained an approval from the Fair Trade Commission Republic of Korea for business acquisition on September 13, 2010.
Business information of the investee company:

Investee	Business Information

Daewoo International Corporation	export and import trade, brokerage, drawing, retail, resource development, distribution and others
Changes in goodwill for the year ended December 31, 2010 are as follows:

	Beginning						Ending
(in millions of Won)	Balance		Acquisition		Depreciation		Balance

Goodwill	~~W~~	—	~~W~~	1,159,977	~~W~~	(14,500)	~~W~~	1,145,477

(*)	Goodwill is calculated as the excess of the acquisition cost of an investment over the Company’s share of the fair value of the identifiable net assets acquired and is amortized using the straight-line method over 20 years.
The summary of financial statements for the prior fiscal year, and for the year ended, and as of September 30, 2010, which is the acquisition date for business combination accounting are as follows:

a. Summarized statements of financial position

(in millions of Won)	September 30, 2010(*)		December 31, 2009

Current assets	~~W~~	2,289,376	1,757,421
Non-current assets		2,331,577	2,127,755

Total assets		4,620,953	3,885,176

Current liablities		2,369,955	1,449,598
Non-current liablities		782,773	1,045,847

Total liablities		3,152,728	2,495,445

Total shareholders’ equity		1,468,225	1,389,731

Total liablities and shareholders’ equity	~~W~~	4,620,953	3,885,176

(*)	This financial information was not audited.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
7.	Investment Securities, Continued

Equity Method Accounted Investments, Continued

b. Summarized statements of income

	For the nine-month
	period ended September 30,		For the year ended
(in millions of Won)	2010(*)		December 31, 2009
Sales	~~W~~	11,577,047	11,147,952
Cost of goods sold		10,919,446	10,390,672

Gross profit		657,601	757,280
Selling and administrative expenses		516,560	585,943

Operating profit		141,041	171,337
Non-operating income, net		(80,451)	7,521
Income before income taxes		60,590	178,858
Income tax expense		37,271	54,244

Net income	~~W~~	23,319	124,614

(*)	This financial information was not audited.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
8.	Property, Plant and Equipment
(a)	Property, plant and equipment as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010		2009
Buildings and structures	~~W~~	7,970,492	6,634,738
Machinery and equipment		31,455,066	28,119,425
Tools		158,895	146,097
Vehicles		182,137	172,312
Furniture and fixtures		208,772	183,807
Capital lease assets		11,466	11,466

		39,986,828	35,267,845
Less: Accumulated depreciation		(25,183,333)	(23,425,832)

		14,803,495	11,842,013
Construction-in-progress		2,634,189	3,841,712
Land		1,110,173	961,869

	~~W~~	18,547,857	16,645,594

(b)	Changes in property, plant and equipment for the years ended December 31, 2010 and 2009 are as follows:

	2010
	Beginning										Ending
(in millions of Won)	Balance		Acquisition (*1)		Disposal		Depreciation		Others (*2)		Balance
Land	~~W~~	961,869	~~W~~	155,701	~~W~~	(7,397)	~~W~~	—	~~W~~	—	~~W~~	1,110,173
Buildings		1,998,510		755,864		(8,841)		(194,870)		—		2,550,663
Structures		1,479,920		564,933		(4,229)		(125,473)		29,051		1,944,202
Machinery and equipment		8,270,432		3,868,276		(22,273)		(1,911,648)		(21,979)		10,182,808
Vehicles		16,803		14,094		(154)		(7,989)		—		22,754
Tools		16,737		19,389		(1)		(8,318)		—		27,807
Furniture and fixtures		50,057		34,825		(60)		(18,478)		—		66,344
Capital lease assets		9,555		—		—		(637)		—		8,918
Construction-in-progress		3,841,711		4,245,572		—		—		(5,453,095)		2,634,188

	~~W~~	16,645,594	~~W~~	9,658,654	~~W~~	(42,955)	~~W~~	(2,267,413)	~~W~~	(5,446,023)	~~W~~	18,547,857

(*1)	Includes acquisition cost transferred from construction-in-progress in relation to the expansion of Gwangyang sintering plates and coke establishment plates and others amounting to ~~W~~5,413,082 million.

(*2)	Represent assets transferred from construction-in-progress to intangible assets and other property, plant and equipment.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
8.	Property, Plant and Equipment, Continued

	2009
	Beginning										Ending
(in millions of Won)	Balance		Acquisition (*1)		Disposal		Depreciation		Others (*2)		Balance
Land	~~W~~	908,306	~~W~~	51,692	~~W~~	—	~~W~~	—	~~W~~	1,871	~~W~~	961,869
Buildings		1,978,609		198,670		(2,330)		(175,507)		(932)		1,998,510
Structures		1,490,098		103,342		(6,219)		(123,655)		16,354		1,479,920
Machinery and equipment		7,346,339		2,640,058		(14,812)		(1,684,717)		(16,436)		8,270,432
Vehicles		20,302		5,396		(15)		(8,886)		6		16,803
Tools		17,317		9,230		(72)		(9,731)		(7)		16,737
Furniture and fixtures		54,025		14,177		(20)		(18,130)		5		50,057
Capital lease assets		10,192		—		—		(637)		—		9,555
Construction-in-progress		2,640,730		4,228,840		—		—		(3,027,859)		3,841,711

	~~W~~	14,465,918	~~W~~	7,251,405	~~W~~	(23,468)	~~W~~	(2,021,263)	~~W~~	(3,026,998)	~~W~~	16,645,594

(*1)	Includes acquisition cost transferred from construction-in-progress in relation to the expansion of Pohang transporting plates, and others, amounting to ~~W~~3,022,565 million.

(*2)	Represent assets transferred from construction-in-progress to intangible assets and other property, plant and equipment.
(c)	The value of the land based on the posted price issued by the Korean tax authority amounted to ~~W~~3,620,434 million and ~~W~~3,347,426 million as of December 31, 2010 and 2009, respectively.

(d)	In 2007, the Company entered into a capital lease contract with Ilshin Shipping Co., Ltd. acquiring a ro-ro ship for the exclusive use of transporting plates. As of December 31, 2010, future minimum lease payments under such a capital lease are as follows:

	Minimum
(in millions of Won)	Lease Payments
Less than 1 year	~~W~~	1,048
1~5 year		4,702
Over 5 year		4,133

		9,883

(e)	As of December 31, 2010 and 2009, property, plant and equipment are insured against fire and other casualty losses for up to ~~W~~15,251,864 million and ~~W~~11,617,320 million, respectively.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
9.	Intangible Assets
(a)	The changes in the carrying value of intangible assets for the years ended December 31, 2010 and 2009 are as follows:

	2010
	Beginning		Increase						Ending
(in millions of Won)	Balance		(Decrease)		Amortization		Others		Balance

Intellectual property rights	~~W~~	3,028	~~W~~	2,458	~~W~~	(567)	~~W~~	—	~~W~~	4,919
Port facilities usage rights		100,144		28,165		(15,626)		—		112,683
Other intangible assets		48,657		26,237		(19,853)		—		55,041

	~~W~~	151,829	~~W~~	56,860	~~W~~	(36,046)	~~W~~	—	~~W~~	172,643

	2009
	Beginning		Increase						Ending
(in millions of Won)	Balance		(Decrease)		Amortization		Others		Balance

Intellectual property rights	~~W~~	2,479	~~W~~	971	~~W~~	(355)	~~W~~	(67)	~~W~~	3,028
Port facilities usage rights		116,554		1,680		(18,090)		—		100,144
Other intangible assets		51,062		17,440		(19,840)		(5)		48,657

	~~W~~	170,095	~~W~~	20,091	~~W~~	(38,285)	~~W~~	(72)	~~W~~	151,829

(b)	Amortization of intangible assets is charged to the following accounts:

(in millions of Won)	2010		2009
Manufacturing costs	~~W~~	20,475	22,191
Selling and administrative expenses		15,571	16,094

Total	~~W~~	36,046	38,285

(c)	Details of significant intangible assets are as follows:

						Residual
(in millions of Won)	Description	2010		2009		Useful Lives
Port facilities usage rights	Masan distribution base usage rights	~~W~~	19,096	~~W~~	20,978	10 years
(d)	Research costs related to development of software and others, recorded as other intangible assets, amounted to ~~W~~32,308 million and ~~W~~15,046 million as of and for the years ended December 31, 2010 and 2009, respectively. Research and development expenses incurred for the years ended December 31, 2010 and 2009 were ~~W~~476,043 million and ~~W~~407,291 million, respectively.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
10.	Pledged Assets
(a)	As of December 31, 2010, government bonds and bonds issued by Seoul Metropolitan Rapid Transit Corp, amounting to ~~W~~29,830 million and ~~W~~1,978 million, respectively, were provided as collateral to the Gyeongsangbuk-Do Province Office as a guarantee for environmental remediation of POSCO No. 4 disposal site. (note 7)

(b)	As of December 31, 2010, 2,110,486 shares, equivalent to 18,994,379 American depository receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued (note 13) and 103,951,000 shares of Nippon Steel Corporation have been pledged as collateral for the 1st Samurai bonds issued.

(c)	Guarantees provided by third parties on behalf of the Company as of December 31, 2010 and 2009 were as follows:

(in millions of Won)	2010				2009

Korea Development Bank	EUR	3,327,892	~~W~~	5,037	EUR	3,964,242	~~W~~	6,637
(d)	As of December 31, 2010, Seoul Guarantee Insurance Co., Ltd. has provided guarantees amounting to ~~W~~28,806 million for the company’s execution of contracts and others.
11.	Other Assets

Other current and other long-term assets as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010		2009

Other current assets

Accrued income	~~W~~	28,888	49,987
Advanced payments		6,218	11,943
Prepaid expense		13,648	8,465
Others		147	—

	~~W~~	48,901	70,395

Other long-term assets
Long-term loans receivable	~~W~~	48,984	24,554
Guarantee deposits		2,213	1,771
Other investment assets		333,777	62,485

		384,974	88,810
Less: Allowance for doubtful accounts		(56)	(692)

	~~W~~	384,918	88,118

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
12.	Short-Term Borrowings and Current Portion of Long-Term Debts
(a)	Short-term borrowings as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010				2009
Foreign currency borrowings	0.88 ~ 1.64	USD	982,589,470	~~W~~	1,119,071	369,055,984	430,910
(b)	Current portion of long-term debts as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010				2009
Domestic debentures	5.00	KRW	800,000	~~W~~	800,000	—	—
Domestic borrowings	2.25	KRW	750		750	—	—
1st Samurai Private Equity Bonds	Tibor+1.60	JPY	50,000,000,000		698,540	—	—
Yen dominated FRN	Tibor+2.60	JPY	20,000,000,000		279,416	—	—
Loans from foreign financial institutions	2.00	EUR	636,350		963	636,350	1,065

					1,779,669		1,065
Less: Discount on debentures issued					(3,242)		—

				~~W~~	1,776,427		1,065

13.      Long-Term Debts
(a)	Debentures as of December 31, 2010 and 2009 are as follows:

			Annual Interest
(in millions of Won)	Issue date	Maturity	Rate (%)	2010				2009
Domestic debentures	Mar. 28, 2006~	Mar. 28, 2011~	4.38 ~ 6.52	KRW	3,300,000	~~W~~	3,300,000	2,300,000	2,300,000
	Nov. 16, 2010	Nov. 16, 2015
9th Samurai Bonds	Jun. 28, 2006	Jun. 28, 2013	2.05	JPY	50,000,000,000		698,540	50,000,000,000	631,410
Euro Bonds	Aug. 10, 2006	Aug. 10, 2016	5.88	USD	300,000,000		341,670	300,000,000	350,280
Exchangeable bonds(*1)	Aug. 19, 2008	Aug. 19, 2013	—	JPY	52,795,000,000		737,588	52,795,000,000	666,706
Yen dominated FRN	Nov. 11, 2008	Nov. 11, 2013	6 Months Tibor+2.60	JPY	20,000,000,000		279,416	20,000,000,000	252,564
1st Samurai Private Equity Bonds	Dec. 29, 2008	Dec. 29, 2011	6 Months Tibor+1.60	JPY	50,000,000,000		698,540	50,000,000,000	631,410
1st Global Bonds	Mar. 26, 2009	Mar. 26, 2014	8.75		700,000,000		797,230	700,000,000	817,320
2nd Global Bonds	Oct. 28, 2010	Oct. 28, 2020	4.25	USD	700,000,000		797,230	—	—

							7,650,214		5,649,690
Add: Premium on bond redemption							11,138		10,067
Less: Current portion							(1,777,956)		—
Discount on debentures issued							(58,215)		(64,917)

						~~W~~	5,825,181		5,594,840

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
13.	Long-Term Debts, Continued

(*1)	The Company issued exchangeable bonds, which are exchangeable with SK Telecom Co., Ltd. ADRs, on August 19, 2008. Details of exchangeable bonds are as follows:

Issuance date:	August 19, 2008
Maturity date:	August 19, 2013
Rate:	Interest rate of zero percent
Face value:	JPY 52,795,000,000
Issuance price:	JPY 52,424,229,136
Premium on bond redemption :	JPY 797,204,500 (redeemed on put date or maturity date)
Exchangeable price:	JPY 2,999.11/ADR
Fair value of an exchangeable right at issuance date:	JPY 2,867,605,334
Fair value of an exchangeable right as of December 31, 2010:	JPY 63,354,000
ADRs exchangeable as of December 31, 2010:	ADR 18,994,379
Exercise period of exchangeable right:	Commercing ten business days following the issuance date until ten business days prior to maturity date
Exercisable date of put by bondholders:	August 19, 2011
The Company issued exchangeable bonds which is exchangeable with SK Telecom Co., Ltd. ADRs through Zeus (Cayman) Ltd., a SPV. The Company accounted for these exchangeable bonds as long-term debts under generally accepted accounting principles in the Republic of Korea as if the Company issued the exchangeable bonds.
(b)	Long-term domestic borrowings as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010		2009
Korea Resources Corporation	Representive-Borrowing Rate(*)-2.25	~~W~~	55,114	55,114
Woori Bank	Representive-Borrowing Rate(*)-1.25		35,488	20,405
National Forestry Cooperative	1.50		746	—
Federation

			91,348	75,519
Less: Current portion			(750)	—

		~~W~~	90,598	75,519

(*)	The average yield of 3-year government bond which is rounded off to the nearest 0.25% is utilized for the annual interest rate calculation.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
13. Long-Term Debts, Continued
(c) Long-term foreign currency borrowings as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010				2009

Korea National Oil Corporation (*1)	Representive-Borrowing Rate-2.25 (*4)	USD	7,027,711	~~W~~	8,429	4,549,590	5,578
The Export-Import Bank (*2)	4.50	USD	153,000,000		174,252	—	—
The Export-Import Bank (*3)	4.09	USD	170,800,000		194,524	—	—

				~~W~~	377,205		5,578

(*1)	The borrowing is related to the exploration of gas fields in the Aral Sea and Namangan-Chust in Uzbekistan with Korea National Oil Corporation (“KNOC”) (note 16).

(*2)	The borrowing is related to the Roy Hill iron exploration work in Australia.

(*3)	The borrowing is related to the API iron development work in Australia.

(*4)	The average yield of a 3-year government bond, which is rounded off to the nearest 0.25%, is utilized for the annual interest rate calculation.
(d) Loans from foreign financial institutions as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010				2009

NATIXIS	2.00	EUR	3,327,892	~~W~~	5,037	3,964,241	6,637
Less: Current portion		EUR	(636,350)		(963)	(636,350)	(1,065)

				~~W~~	4,074		5,572

(e) Aggregate maturities of long-term debts as of December 31, 2010 are as follows:
(in millions of Won)

					Foreign Currency		Loans From Foreign
Period	Debentures (*)		Borrowings		Borrowings		Financial Institutions		Total

2011	~~W~~	1,777,956	~~W~~	750	~~W~~	—	~~W~~	963	~~W~~	1,779,669
2012		500,000		7,571		—		963		508,534
2013		1,947,266		10,853		23,960		963		1,983,042
2014		1,297,230		12,421		128,781		963		1,439,395
Thereafter		2,138,900		59,753		224,464		1,185		2,424,302

	~~W~~	7,661,352	~~W~~	91,348	~~W~~	377,205	~~W~~	5,037	~~W~~	8,134,942

(*)	The amount includes premium on bond redemption.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
14 Severance Benefits
Changes in provision for severance benefits for the years ended December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010		2009

Estimated severance benefits at the beginning of period	~~W~~	784,357	851,391
Provision for severance benefits		262,496	3,320
Payment		(65,668)	(70,354)

Estimated severance benefits at the end of period	~~W~~	981,185	784,357

Transferred to National Pension Fund		(82)	(82)
Deposits for severance benefits trust		(689,080)	(599,088)

Net balance at the end of period	~~W~~	292,023	185,187

As of December 31, 2010 and 2009, the Company has funded approximately 70% and 76%, respectively, of the total severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others. The beneficiaries of the severance insurance deposits are the Company’s employees.
15. Other Current Liabilities
Other current liabilities as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010		2009

Other current liabilities
Advances received	~~W~~	33,242	25,615
Unearned revenue		4,182	2,012
Others		10,831	6,177

	~~W~~	48,255	33,804

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
16. Commitments and Contingencies
(a) As of December 31, 2010, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of related companies and others are as follows:
(in millions of Won)

		2010				2009
Company	Financial Institution	Guaranteed		Won Equivalent		Guaranteed		Won Equivalent

Related companies
		USD	477,000,000			USD	346,000,000
POSCO Investment Co., Ltd.	HSBC and others	MYR	240,000,000		740,574	MYR	280,000,000		607,184
		CNY	630,000,000			CNY	630,000,000
POSCO-Vietnam Co., Ltd.	The Export-Import Bank	USD	230,000,000		329,101	USD	230,000,000		329,249
	of Korea and others	JPY	4,806,750,000			JPY	4,806,750,000
POSCO Maharashtra Steel	The Export-Import Bank	USD	69,000,000		78,584	USD	—		—
Private Limited	of Korea

					1,148,259				936,433

Others

Zeus (Cayman) Ltd.	Related creditors	JPY	52,795,000,000		737,588	JPY	52,795,000,000		666,706

BX STEEL POSCO Cold	Bank of China and others	USD	11,760,000		21,802	USD	13,800,000		77,554
Rolled Sheet Co., Ltd.		CNY	48,744,470			CNY	359,180,000
United Spiral Pipe, LLC	Comerica Bank	USD	25,000,000		28,473	USD	—		—

					787,863				744,260

				~~W~~	1,936,122			~~W~~	1,680,693

(b) As of December 31, 2010, the Company has provided five blank promissory notes to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes to KNOC as collateral for long-term foreign currency borrowings.
(c) As of December 31, 2010, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Company Limited and others. The Company’s rent expenses with respect to these lease agreements amounted to £Ü6,959 million for the year ended December 31, 2010. Future lease payments under these lease agreements are as follows:
(in millions of Won)

Period	Amount

2011	~~W~~	6,587
2012		3,695
2013		2,058

	~~W~~	12,340

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
16. Commitments and Contingencies, Continued
(d)	The Company is involved in twelve lawsuits and claims for alleged damages aggregating to ~~W~~8,035 million as of December 31, 2010 which arose in the ordinary course of business. The Company is unable to predict the possible outcome of the above claims. However, in the opinion of management, the foregoing lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. No provision is recorded in connection with the above lawsuits and claims as of December 31, 2010.

(e)	The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and other raw materials. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of December 31, 2010, 308 million tons of iron ore and 52 million tons of coal remained to be purchased under such long-term contracts.

(f)	The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. Purchase price is subject to change, following the change of the monthly standard oil price (Japanese Crude Cocktail) and also price ceiling is applicable.

(g)	The Company has bank overdraft agreements of up to ~~W~~200,000 million with Woori Bank and six other banks as of December 31, 2010. In addition, the Company entered into a credit purchase loan agreement with Industrial Bank of Korea and four other banks for credit lines of up to ~~W~~770,000 million and a short-term borrowing agreement of up to ~~W~~150,000 million with Woori Bank.

(h)	As of December 31, 2010, the Company has an agreement with Woori Bank and thirteen other banks to open letters of credit, documents against acceptance and documents against payment amounting to US$1,000 million and to borrow US$1,300 million in foreign short-term borrowings.

(i)	The outstanding balance of accounts receivable in foreign currency sold to financial institutions as of December 31, 2010 amounted to US$194 million for which the Company is contingently liable upon the issuers’ default.

(j)	The Company entered into commitments of foreign currency long-term borrowings which are limited up to the amount of US$6.86 million and US$3.54 million with KNOC related to the exploration of gas fields in the Aral Sea, Uzbekistan and Namangan-Tergachi, respectively. The Company is not liable for the repayment of full or part of money borrowed if the project fails and also the Company has agreed to pay a certain portion of its profits under certain conditions as defined by the borrowing agreement.

(k)	The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Korea Development Bank, for seamless funding to POSCO Power Corp. under construction of new power plants.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
17. Derivatives
(a)	Details of derivatives for the year ended December 31, 2010 are as follows:

	Purpose of	Financial
Type of Transaction	Transaction	Institutions	Description of Contract

Embedded derivative (*)	Issuing exchangeable bonds	Investee for exchangeable bonds	Exchangeable rights for stock

(*)	The Company applied derivative accounting as exchangeable rights to investors related to exchangeable bonds issued in August 19, 2008 met the criteria of embedded derivatives. Fair values of exchangeable right as of December 31, 2010 and 2009 are ~~W~~885 million (JPY 63,354,000) and ~~W~~2,133 million (JPY 168,994,000), respectively. This exchangeable right is included in other long-term liabilities (note 13).
(b)	Details of the gains (losses) on derivatives, net for the years ended December 31, 2010 and 2009 are as follows:
(in millions of Won)

	Valuation Gain			Transaction Gain
Type of Transaction	2010		2009	2010		2009
Currency forward (Swaps)	~~W~~	—	—	~~W~~	26,737	14,177
Embedded derivative		1,248	7,065		—	—

	~~W~~	1,248	7,065	~~W~~	26,737	14,177

The risk hedge accounting according to KFAS Interpretation 53-70, Accounting for Derivatives, is not applied on the derivative transactions.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
18. Stock Appreciation Rights
(a)	The Company granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total
Before the modifications (*)
Number of shares		498,000		60,000		22,000		141,500		218,600		90,000	1,030,100
Exercise price per share	~~W~~	98,400	~~W~~	135,800	~~W~~	115,600	~~W~~	102,900	~~W~~	151,700	~~W~~	194,900
After the modifications (*)
Grant date	July 23, 2001		April 27, 2002			2002	April 26, 2003		July 23, 2004		April 28, 2005
Exercise price	~~W~~	98,900	~~W~~	136,400	~~W~~	116,100	~~W~~	102,900	~~W~~	151,700	~~W~~	194,900
Number of shares granted		453,576		55,896		20,495		135,897		214,228		90,000	970,092
Number of shares cancelled		19,409		—		—		—		—		—	19,409
Number of shares exercised		434,167		55,896		20,495		135,897		144,964		64,000	855,419
Number of shares outstanding		—		—		—		—		69,264		26,000	95,264
Exercise period	July 24, 2003~ July 23, 2008		April 28, 2004~ April 27, 2009		Sept. 19, 2004~ Sept. 18 2009		April 27, 2005~ April 26, 2010		July 24, 2006~ July 23, 2011		April 29, 2007~ April 28, 2012

(*)	The Company modified the number of shares granted under the stock appreciation rights and the exercise price, as presented above (1st, 2nd, 3rd, 4th and 5th), in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.
(b)	Expenses (or income) related to stock appreciation rights granted to executives incurred for the year ended December 31, 2010 are as follows:

(in millions of Won)	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total
Prior periods	~~W~~	59,945	~~W~~	10,780	~~W~~	6,071	~~W~~	31,896	~~W~~	81,239	~~W~~	31,694	~~W~~	221,625
Current period		—		—		—		(32)		(7,533)		(2,871)		(10,436)

	~~W~~	59,945	~~W~~	10,780	~~W~~	6,071	~~W~~	31,864	~~W~~	73,706	~~W~~	28,823	~~W~~	211,189

(c)	As of December 31, 2010 and 2009, liabilities related to stock appreciation rights which are stated as long-term accrued expenses amounted to ~~W~~30,057 million and ~~W~~55,141 million, respectively.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
19. Capital Stock
Under the Articles of Incorporation, the Company is authorized to issue 200 million shares of capital stock with par value of ~~W~~5,000 per share. As of December 31, 2010, exclusive of retired stock, 87,186,835 shares of common stock have been issued.
The Company is authorized, with the Board of Directors’ approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. The 9,293,790 shares of common stock were retired with the Board of Directors’ approval.
As of December 31, 2010, total shares of ADRs are 67,255,792 equivalents to 16,813,948 of common shares.
As of December 31, 2010, ending balance of capital stock amounts to ~~W~~482,403 million; however, it is different from par value of issued common stock, which amounted to ~~W~~435,934 million, due to retirement of treasury stock.
20. Capital Surplus
(a)	In accordance with the Asset Revaluation Law, the Company had revalued three times a substantial portion of its property, plant and equipment since December 31, 1989. The remaining revaluation increments amounting to ~~W~~3,173 billion, net of revaluation tax, were recorded as revaluation surplus, a component of shareholders’ equity.

(b)	Other capital surplus consists of gain on disposal of treasury stock and capital surplus by equity method.
21. Capital Adjustments
(a)	Details of capital adjustments of the Company as of December 31, 2010 and 2009 are as follows:

	2010			2009
(in millions of Won)	Number of Shares	Book Value		Book Value
Treasury stock	7,792,072	~~W~~	1,662,068	1,662,068
Specified money in trust	2,361,885		741,195	741,195

	10,153,957	~~W~~	2,403,263	2,403,263

(b)	The voting rights of treasury stock are restricted in accordance with the Korean Commercial Code of the Republic of Korea.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
22. Retained Earnings
Retained earnings as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010		2009
Appropriated
Legal reserve	~~W~~	241,202	241,202
Appropriated retained earnings for business rationalization		918,300	918,300
Reserve for technology and human resource development		1,128,333	720,000
Appropriated retained earnings for business expansion		23,557,500	21,557,500
Appropriated retained earnings for dividends		1,395,894	1,211,224

		27,241,229	24,648,226
Unappropriated		4,211,524	3,295,032

	~~W~~	31,452,753	27,943,258

Legal Reserve
The Commercial Code of the Republic of Korea requires the Company to appropriate annually, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid, until such a reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
23. Dividends
     (a) Details of interim and year-end dividends in 2010 and 2009 are as follows:
     Interim Cash Dividends

	2010		2009
(in millions of Won)	Dividend Ratio (%)	Dividend Amount	Dividend Ratio (%)	Dividend Amount

Common shares	50	~~W~~192,582	30	114,855
     Year-end Cash Dividends

	2010		2009
(in millions of Won)	Dividend Ratio (%)	Dividend Amount	Dividend Ratio (%)	Dividend Amount

Common shares	150	~~W~~577,747	130	500,714
     (b) Details of the dividend payout ratio and dividend yield ratio are as follows:

	2010		2009
	Dividend Payout	Dividend Yield	Dividend Payout	Dividend Yield
(in millions of Won)	Ratio (%)	Ratio (%)	Ratio (%)	Ratio (%)

Common shares	18.33	2.05	19.40	1.29
24. Cost of Goods Sold
     Costs of goods sold for the years ended December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010		2009

Finished goods, semi-finished goods and by-products
Beginning balance of inventories	~~W~~	1,191,502	2,749,541
Cost of goods manufactured		26,521,423	20,889,203
Transfer from other accounts		389,877	83,486
Refund of customs		(33,028)	(21,222)
Ending balance of inventories		(2,134,509)	(1,191,502)

		25,935,265	22,509,506
Others		83,067	64,798

	~~W~~	26,018,332	22,574,304

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
25. Selling, General and Administrative Expenses
Details of selling, general and administrative expenses for the years ended December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010		2009

Selling expenses	~~W~~	783,796	637,793
Fees and charges		146,370	112,852
Salaries and wages		148,969	94,600
Advertising		84,720	72,103
Research and development (note 9)		94,241	53,947
Depreciation		16,530	14,704
Amortization (note 9)		15,571	16,094
Bad debt expenses		(6,626)	8,861
Rent		26,844	19,821
Other employee benefits		55,255	78,527
Accrual for severance benefits		38,709	5,831
Supplies		7,445	4,147
Travel		20,795	12,580
Training		21,744	12,088
Repairs		13,051	10,536
Communications		8,486	7,315
Vehicle expenses		6,320	5,572
Taxes and public dues		4,477	4,379
Entertainment		5,084	3,559
Subscriptions and printing		3,077	2,665
Utilities		1,210	455
Insurance		684	735
Stock compensation expense (note 18)		—	36,100
Others		19,907	16,378

	~~W~~	1,516,659	1,231,642

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
26. Assets and Liabilities Denominated in Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies as of December 31, 2010 and 2009 are as follows:

	2010				2009
			Won				Won
(in millions of Won)	Foreign Currency		Equivalent		Foreign currency		Equivalent

Assets
Cash and cash equivalents	USD	406	~~W~~	480	USD	266,156	310,764
	EUR	125		189	EUR	188	314
	Others	—		127	Others	—	140
Trade accounts and	USD	536,828		611,393	USD	327,506	382,396
notes receivable	JPY	4,026,440		56,253	JPY	3,541,836	44,727
	EUR	11,900		18,012	EUR	17,147	28,709
Other accounts receivable	USD	5,997		6,831	USD	6,662	7,779
	JPY	8,879		124	JPY	8,879	112
	Others	—		5	Others	—	—
Guarantee deposits	USD	43		48	USD	45	53
	EUR	136		205	EUR	135	226
	Others	—		98	Others	—	95

			~~W~~	693,765			775,315

Liabilities
Trade accounts payable	USD	502,383	~~W~~	572,369	USD	277,543	324,059
	JPY	1,138,321		15,903	JPY	1,140,474	14,402
	EUR	282		426	EUR	871	1,458
Other accounts payable	USD	25,068		28,550	USD	7,484	8,739
	JPY	194,919		2,723	JPY	366,221	4,625
	EUR	3,639		5,508	EUR	3,183	5,329
	Others	—		562	Others	—	61
Debentures	USD	1,700,000		1,936,130	USD	1,000,000	1,167,600
	JPY	173,592,205		2,425,222	JPY	173,592,205	2,192,157
Foreign currency	USD	982,589		1,119,071	USD	369,056	430,910
Foreign currency	USD	330,828		377,205	USD	4,550	5,578
Loans from foreign financial institutions	EUR	3,328		5,037	EUR	3,964	6,637

			~~W~~	6,488,706			4,161,555

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
27.	Income Taxes
(a)	Income tax expense for the years ended December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010		2009

Current income taxes (*)	~~W~~	874,309	581,548
Deferred income tax due to temporary differences		288,228	(12,639)
Items charged directly to shareholders’ equity		(215,216)	(158,648)

	~~W~~	947,321	410,261

(*)	Additional tax payments (or tax returns) arising from finalized tax assessment are added or deducted in current income taxes.
(b)	The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the years ended December 31, 2010 and 2009:

(in millions of Won)	2010		2009

Net income before income tax expense	~~W~~	5,150,112	3,582,525
Income tax expense computed at statutory rate		1,246,305	866,947
Adjustments:
Tax credit		(256,138)	(349,190)
Tax penalty (returns) (*)		33,417	(140,442)
Others, net		(76,263)	32,946

Income tax expense	~~W~~	947,321	410,261

Effective rate (%)		18.4%	11.5%

(*)	The Company paid income tax amounting to 43,534 million according to the result of tax investigation, and recognized 33,417 million excluding adjusted amount in deferred income tax assets (liabilities) as income tax expense. In the previous year, the Company received tax refunds amounting to 144,248 million from the additional tax payments in 2005, according to the decision of the Tax Tribunal, and recognized 140,442 million excluding adjusted amount in deferred income tax assets (liabilities) as tax returns.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
27.	Income Taxes, Continued
(c)	Changes in temporary differences and deferred income taxes for the years ended December 31, 2010 and 2009 are as follows:

	Accumulated temporary differences						Deferred income tax
(in millions of Won)	Dec. 31, 2009		Inc. (dec.) (*1)		Dec. 31, 2010		Dec. 31, 2009		Inc. (dec.)		Dec. 31, 2010

Reserve for special repairs	~~W~~	(173,990)	~~W~~	48,447	~~W~~	(125,543)	~~W~~	(39,500)	~~W~~	11,724	~~W~~	(27,776)
Reserve for technology developments		(800,000)		(400,000)		(1,200,000)		(176,000)		(88,000)		(264,000)
Dividend income from related companies		461,399		49,082		510,481		101,508		10,798		112,306
Depreciation expense		(357,064)		68,348		(288,716)		(78,445)		13,316		(65,129)
Valuation of equity method accounted investments (*2)		(2,147,187)		(828,249)		(2,975,436)		(380,246)		(136,351)		(516,597)
Prepaid expenses		73,375		4,521		77,896		17,756		1,095		18,851
Impairment loss on property, plant and equipment		35,696		(2,135)		33,561		7,998		(555)		7,443
Gain on foreign currency translateion		190,953		179,814		370,767		39,783		41,283		81,066
Gain on valuation of available-for-sale securities		(835,211)		(256,121)		(1,091,332)		(183,746)		(56,347)		(240,093)
Loss on valuation of available-for-sale securities		868,159		(227,194)		640,965		190,995		(49,885)		141,110
Tax credit		—		—		—		286,556		(47,030)		239,526
Others		474,039		50,957		524,996		99,140		11,724		110,864

	~~W~~	(2,209,831)	~~W~~	(1,312,530)	~~W~~	(3,522,361)	~~W~~	(114,201)	~~W~~	(288,228)	~~W~~	(402,429)

(*1)	The adjustments reflect the effect of the finalized tax assessment for the year ended December 31, 2009 and as a result, the deferred income tax balances as of December 31, 2009 have been adjusted.

(*2)	As the Company is unlikely to dispose of its investee shares within five years, the income tax effect of 505,213 million in 2010 is not recognized as it is more likely than not that the deferred tax asset will not be realized.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
27.	Income Taxes, Continued

(in millions of Won)	Accumulated temporary differences						Deferred income tax
	Dec. 31, 2008		Inc. (dec.)		Dec. 31, 2009		Dec. 31, 2008		Inc. (dec.)		Dec. 31, 2009

Reserve for special repairs	~~W~~	(281,824)	~~W~~	107,834	~~W~~	(173,990)	~~W~~	(62,423)	~~W~~	22,923	~~W~~	(39,500)
Reserve for technology developments		(720,000)		(80,000)		(800,000)		(167,016)		(8,984)		(176,000)
Dividend income from related companies		430,688		30,711		461,399		94,751		6,757		101,508
Depreciation expense		(267,736)		(89,328)		(357,064)		(58,569)		(19,876)		(78,445)
Valuation of equity method accounted investments		(1,778,197)		(368,990)		(2,147,187)		(299,121)		(81,125)		(380,246)
Prepaid expenses		68,751		4,624		73,375		16,182		1,574		17,756
Impairment loss on property, plant and equipment		42,461		(6,765)		35,696		9,374		(1,376)		7,998
Gain on foreign currency translateion		622,855		(431,902)		190,953		137,581		(97,798)		39,783
Gain on valuation of available-for-sale securities		(393,580)		(441,631)		(835,211)		(86,587)		(97,159)		(183,746)
Loss on valuation of available-for-sale securities		973,348		(105,189)		868,159		214,137		(23,142)		190,995
Tax credit		—		—		—		—		286,556		286,556
Others		362,567		111,472		474,039		74,851		24,289		99,140

	~~W~~	(940,667)	~~W~~	(1,269,164)	~~W~~	(2,209,831)	~~W~~	(126,840)	~~W~~	12,639	~~W~~	(114,201)

(d)	Changes in deferred income tax and others which are directly recognized in equity due to changes in valuation of available-for-sale securities for the years ended December 31, 2010 and 2009 amounted to 215,216 million and 158,648 million, respectively.

(e)	A summary of deferred tax assets and liabilities as of December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010				2009
	Current		Non-current		Current		Non-current
Deferred tax assets	~~W~~	258,377	~~W~~	473,364	~~W~~	307,865	~~W~~	747,057
Deferred tax liabilities		(12,622)		(1,121,548)		(21,790)		(1,147,333)

Net deferred tax assets (liabilities)	~~W~~	245,755	~~W~~	(648,184)	~~W~~	286,075	~~W~~	(400,276)

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
28. Comprehensive Income
     For the years ended December 31, 2010 and 2009, comprehensive incomes are as follows:

(in millions of Won)	2010		2009

Net income	~~W~~	4,202,791	3,172,264
Gain on valuation of available-for-sale securities		483,218	546,820
Less: tax effect		(106,232)	(120,301)
Changes in capital adjustments arising from		304,535	42,192
Less: tax effect		(77,239)	4,323

Other comprehensive income		604,282	473,034

Comprehensive income	~~W~~	4,807,073	3,645,298

29. Earnings per Share
     (a) Basic earnings per share for the years ended December 31, 2010 and 2009 were as follows:

(in millions of Won, except per share information)	2010		2009

Net income	~~W~~	4,202,791	3,172,264
Weighted-average number of common shares outstanding (*)		77,032,878	76,661,240

Basic earnings per share	~~W~~	54,558	41,380

(*)	Basic earnings per share are computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the year ended December 31, 2010 and 2009:

	2010	2009
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(10,153,957)	(10,525,595)

Weighted-average number of common shares outstanding	77,032,878	76,661,240

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
30. Related Party Transactions
(a)	As of December 31, 2010, the subsidiaries of the Company are as follows:

Domestic	POSCO E&C Co., Ltd., Posteel Co., Ltd., POSCO Coated & Color Steel Co., Ltd., POSCO Plant Engineering Co.,
(36)	Ltd (Formerly, POSCO Machinery & Engineering Co., Ltd.), POSCOICT CO., Ltd., POSCO Research Institute, Seung Kwang Co., Ltd., POSCO A&C Co., Ltd.(Formerly, POSCO Architects & Consultants Co., Ltd.), POSCO Specialty Steel Co., Ltd., POSTECH Venture Capital Corp, eNtoB Corporation, POSTECH 2006 Energy Fund, POSCO Chemtech Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.), POSCO Terminal Co.,
Ltd., POSMATE Co., Ltd., Samjung Packing & Aluminum Co., Ltd., POSCO Power Corp., PHP Co., Ltd., PNR Co.,
Ltd., Megaasset Co., Ltd., Daewoo engineering Company, Metapolis Co., Ltd., POSCO TMC Co., Ltd.(formerly,
POSCORE Co., Ltd.), Pohang feul cell co., POSCOAST CO., LTD., DAIMYUNG TMS.CO.LTD., POS-HiMETAL
CO., Ltd., POSCO E&E Co., Ltd., Gwangyang Steel Fabrication Center, 9digit Co., Ltd, Sungjin Geotec Co., Ltd,
Postech Early Stage Fund, POSCO Family Strategy Fund, Daewoo International Corporation, POSCO-LED Co., Ltd.,
POSCO-NST Co., Ltd.

Foreign	POSCO America Corporation, POSCO Australia Pty. Ltd., POSCO Canada Ltd., POSCAN Elkview Coal Ltd.,
(76)	POSCO Asia Co., Ltd., VSC POSCO Steel Corp., Dalian POSCO-CFM Coated Steel Co., Ltd., POSCO-CTPC Co., Ltd., POSCO-JKPC Co., Ltd., International Business Center Corporation, POSLILAMA E&C Co., Ltd., Zhangjiagang Pohang Stainless Steel Co., Ltd., Guangdong Pohang Coated Steel Co., Ltd., POSCO (Thailand) Co., Ltd., Myanmar POSCO Steel Co., Ltd., POSCO-JOPC Co., Ltd., POSCO Investment Co., Ltd., POSCO-MKPC SDN BHD., Qingdao Pohang Stainless Steel Co., Ltd., POSCO (Suzhou) Automotive Processing Center Co., Ltd., POSEC-Hawaii Inc., POSCO-China Qingdao Processing Center Co., Ltd., POS-ORE Pty. Ltd., POSCO-China Holding Corp., POSCO-Japan Co., Ltd., POS-CD Pty. Ltd., POS-GC Pty. Ltd., POSCO-India Private. Ltd., POSCO-India Pune Steel Processing Centre Pvt. Ltd., POSCO-JNPC Co., Ltd., POSCO-Foshan Steel Processing Center Co., Ltd., POSCO E&C (Beijing) Co., Ltd., POSCO-MPC S.A. de C.V., Zhangjiagang Pohang Port Co., Ltd., POSCO-Vietnam Co., Ltd., POSCO-Mexico Co., Ltd., POSCO-India Delhi Steel Processing Centre Pvt. Ltd., POSCO (Chongqing) Automotive Processing Center Co., Ltd., POS-NP Pty. Ltd., POSCO Vietnam Processing Center Co., Ltd., Suzhou pos-core Technology Co., Ltd., POSCO-JYPC Co., Ltd., POSCO-Malaysia SDN. BHD., POS-Minerals Corporation, POSCO (Wuhu) Automotive Processing Center Co., Ltd., POSCO-Philippine Manila Processing Center INC., POSCO VST Co., Ltd., POSCO-Mexico Steel Distribution Center Co., Ltd., POSCO Maharashtra Steel Private Limited, POSCO India Chennai Steel Processing Centre Pvt. Ltd., POSCO Turkey Nilufer Processing Center Co., Ltd., POSCO Vietnam Hanoi Processing Center Co., Ltd., POSCO (Liaoning) Automotive Processing Center Co. Ltd., POSCO-Indonesia Jakarta Processing Center Co., Ltd., POSCO China Dalian Plate Processing Center Co., Ltd., POSCO Bio Ventures LP., Qingdao Posco Steel Processing Co., Ltd., POSCO-NCR COAL Ltd., POSCO WA PTY LTD., Daewoo International (America) Corp., Daewoo International Deutschland GmbH, Daewoo International Japan Corp., DAEWOO INTERNATIONAL SINGAPORE PTE LTD., Daewoo Italia S.r.l., Daewoo Cement (Shandong) Co., Ltd., Daewoo (China) Co., Ltd., PT. Rismar Daewoo Apparel, Daewoo Textile Fergana LLC., DAEWOO TEXTILE BUKHARA LLC., DAEWOO INTERNATIONAL AUSTRALIA PTY LTD., Daewoo Paper Manufacturing Co., Ltd., Daewoo International Mexico, S.A. de C.V., POSCO MAURITIUS LIMITED, POSCO-Poland Wroclaw Steel Processing Center Co., Ltd., Xenesys Incorporation, Posco Zhangjiagang Stainless Steel Processing Center Co., Ltd.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
30. Related Party Transactions, Continued
(b)	Significant transactions, which occurred in the ordinary course of business, with related companies for the years ended December 31, 2010 and 2009 and the related account balances as of December 31, 2010 and 2009 are as follows:

	Sales and others (*1)				Purchase and others (*1)				Receivables (*2)				Payables (*2)
(in millions of Won)	2010		2009		2010		2009		2010		2009		2010		2009

Subsidiaries
POSCO E&C Co., Ltd.	~~W~~	7,441	~~W~~	4,548	~~W~~	2,292,524	~~W~~	2,247,673	~~W~~	293	~~W~~	480	~~W~~	190,081	~~W~~	437,818
Posteel Co., Ltd.		1,082,903		1,167,949		455,976		159,216		129,133		114,783		6,842		3,484
POSCO Coated & Color Steel Co., Ltd.		685,698		494,938		3,178		1,477		104,755		109,615		437		199
POSCO Plant Engineering Co.,Ltd (Formerly, POSCO Machinery & Engineering Co., Ltd.),		3,479		10,352		274,846		256,829		—		11		48,058		35,558
POSCO ICT Co., Ltd.		1,212		1,121		485,525		435,901		—		13		63,627		73,171
POSCO A&C Co., Ltd(Formerly, POSCO Architects & Consultants Co., Ltd.)		32		264		52,908		35,146		4		7		8,263		2,557
POSCO Specialty Steel Co., Ltd.,		199		225		46,725		8,635		63		—		8,885		3,418
eNtoB Corporation		2		—		287,014		223,075		—		—		2,419		6,561
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)		142,677		86,927		573,973		473,402		33,743		6,880		62,669		66,008
POSCO Terminal Co., Ltd.		18,281		14,965		1,011		638		2,316		1,809		20		193
POSMATE Co., Ltd.		1,141		1,185		47,152		37,882		1,396		48		6,391		5,222
Samjung Packing & Aluminum Co.,Ltd.		29,083		18,945		252,946		206,918		3,260		1,472		29,117		24,942
POSCO TMC Co., Ltd.(formerly, POSCORE Co., Ltd.)		151,323		130,964		91		483		11,823		11,678		15		24
PNR Co., Ltd.		9,389		2,137		27,070		—		2,656		644		3,886		—
POSCO AST Co., Ltd.		267,323		83,245		54,840		21,489		19,065		17,492		8,255		7,572
Daewoo International Corporation.		867,916		—		—		—		139,756		—		—		—
POSCO America Corporation		233,594		169,274		—		—		3,505		531		—		—
POSCO Australia Pty. Ltd.		22,522		9,490		—		—		3,963		151		—		—
POSCO Canada Ltd.		—		—		170,842		84,404		—		—		—		—
POSCO Asia Co., Ltd.		1,377,802		1,093,589		148,706		79,844		122,626		40,548		3,767		1,170
POSCO-JKPC Co., Ltd.		65,938		30,088		201		—		1,496		34		—		—
POSCO (Thailand) Co., Ltd.		119,274		70,129		58		5		2,413		1,768		—		—
POSCO-MKPC SDN BHD.		59,361		54,766		—		—		—		—		—		—
Qingdao Pohang Stainless Steel Co., Ltd.		78,064		185,002		—		—		4,023		2,353		—		—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		79,258		113,392		—		—		—		—		—		—
POSCO-Japan Co., Ltd.		1,161,919		690,289		272,282		75,973		28,515		25,972		4,412		6,701
POSCO-India Pune Steel Processing Centre Pvt. Ltd.		144,837		110,901		—		—		85		—		—		1
POSCO-JNPC Co., Ltd.		46,630		—		—		—		—		—		—		—
POSCO-Foshan SteelProcessing Center Co., Ltd.		60,422		58,413		—		—		—		—		—		—
POSCO-MPC S.A. de C.V.		122,734		98,476		—		—		—		—		—		—
POSCO-Vietnam Co., Ltd.		188,595		117,296		—		—		364		1,934		—		—
POSCO-Mexico Co., Ltd.		273,241		125,057		—		—		1,841		—		—		—
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		69,853		76,997		115		498		—		—		—		—
POSCO (Chongqing) Automotive Processing Center Co., Ltd.		34,303		43,401		—		—		—		—		—		—
POSCO-JYPC Co., Ltd.		56,398		—		—		—		—		—		—		—
POSCO-Malaysia SDN. BHD.		41,013		51,191		—		—		—		—		—		—
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		81,905		83,526		—		—		—		—		—		—
Others		162,411		103,807		42,607		39,784		25,664		2,717		6,090		3,306

		7,748,173		5,302,849		5,490,590		4,389,272		642,758		340,940		453,234		677,905

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
30. Related Party Transactions, Continued

	Sales and others (*1)				Purchase and others (*1)				Receivables (*2)				Payables (*2)
(in millions of Won)	2010		2009		2010		2009		2010		2009		2010		2009
Equity method investees
SNNC Co.,Ltd.		1,763		1,437		519,871		368,261		182		1,974		57,512		26,963
USS-POSCO Industries		308,998		241,921		264		56		8		18,310		—		—
Poschrome (Proprietary) Limited		—		—		80,282		48,822		—		176		—		—
Guangdong Xingpu Steel Center Co., Ltd.		—		10,801		—		—		—		820		—		—
Others		11,890		5,973		779		3,038		—		—		—		78

		322,651		260,132		601,196		420,177		190		21,280		57,512		27,041

	~~W~~	8,070,824	~~W~~	5,562,981	~~W~~	6,091,786	~~W~~	4,809,449	~~W~~	642,948	~~W~~	362,220	~~W~~	510,746	~~W~~	704,946

(*1)	Sales and others include sales, non-operating income and others; purchases and others include purchases, acquisition of property, plant and equipment, overhead expenses and others.

(*2)	Receivables include trade accounts and notes receivable, other accounts receivable and others; payables include trade accounts payable, other accounts payable and others.
     (c) For the years ended December 31, 2010 and 2009, details of compensation to key management officers are as follows:

(in millions of Won)	2010		2009
Salaries	~~W~~	16,346	11,716
Severance benefits		5,696	5,490
Management achievement awards and others		21,415	14,196

	~~W~~	43,457	31,402

Key management officers include directors (including non-executive directors) and internal audit officer who have significant influence and responsibilities in the Company’s business plans, operations and controls. Other than the compensation which is described above, the Company granted stock appreciation rights to its key management officers. The Company recognized expense related to stock appreciation rights which were decreased by 10,436 million, and increased by 36,100 million for the years ended December 31, 2010 and 2009, respectively (note 18).

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
31.	Segment Information
(a)	The Company has plants in Pohang and in Gwangyang in the Republic of Korea. General information of the plants as of December 31, 2010 is as follows:

	Pohang Mill	Gwangyang Mill

Major Products
Hot Roll	HR coil	HR coil
Cold Roll	CR coil, CR Sheet	CR coil, CR Sheet
Plate	Plate	Plate
Electric iron	Electric iron coil	—
Stainless	STS HR coil and others	—
Semi-finished goods	Slab, Bloom, Billet, Foundry blast	Slab, Foundry blast

Major Facilities
Furnaces	1~4 furnaces, F furnace, 1~2 Finex	1~5 furnaces
Others	Steel manufacturing continuous,	Steel manufacturing continuous,
	HR, CR and others	HR, CR and others
(b)	Operating results and long-lived assets as of and for the years ended December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010
	Pohang		Gwangyang		Others		Total

Sales (*1)	~~W~~	17,092,501	~~W~~	15,363,671	~~W~~	125,865	~~W~~	32,582,037

Property, plant and equipment (*2)	~~W~~	9,214,779	~~W~~	9,333,078	~~W~~	—	~~W~~	18,547,857
Intangible assets (*2)		143,878		28,765		—		172,643

	~~W~~	9,358,657	~~W~~	9,361,843	~~W~~	—	~~W~~	18,720,500

Depreciation and amortization	~~W~~	1,253,613	~~W~~	1,049,846	~~W~~	—	~~W~~	2,303,459

(in millions of Won)	2009
	Pohang		Gwangyang		Others		Total

Sales (*1)	~~W~~	15,250,852	~~W~~	11,611,576	~~W~~	91,517	~~W~~	26,953,945

Property, plant and equipment (*2)	~~W~~	8,686,156	~~W~~	7,959,438	~~W~~	—	~~W~~	16,645,594
Intangible assets (*2)		117,781		34,048		—		151,829

	~~W~~	8,803,937	~~W~~	7,993,486	~~W~~	—	~~W~~	16,797,423

Depreciation and amortization	~~W~~	1,192,497	~~W~~	867,051	~~W~~	—	~~W~~	2,059,548

(*1)	No inter-plant sales transactions between the two plants.

(*2)	Presented at net book value.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
32.	Value Added Information
Details of accounts included in the computation of value added for the years ended December 31, 2010 and 2009 are as follows:

(in millions of Won)	2010	2009

Salaries and wages	1,083,280	812,217
Provision for severance benefits	262,496	3,219
Other employ benefit	311,052	471,186
Rent	48,954	45,446
Depreciation and amortization (*)	2,303,459	2,057,668
Taxes and dues	67,251	59,737

	4,076,492	3,449,473

(*)	Includes amortization and depreciation expense both for assets in use and assets not in use.
33.	Operating Results for the Final Interim Period (Unaudited)
Significant operating results of the Company for the three-month periods ended December 31, 2010 and 2009 are as follows:

(in millions of Won, except per share information)	Q4 2010		Q4 2009

Sales	~~W~~	9,175,775	7,288,132
Operating income		653,330	1,586,780
Net income		525,369	1,275,327
Basic earnings per share (in Won)		6,820	16,577

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
34.	The Company’s Plan and Status for Applying the Korean International Financial Reporting Standards
The Company plans to prepare its financial statements under the Korean International Financial Reporting Standards (K-IFRS) from 2011. To manage the matters associated with adoption of the K-IFRS, the Company has organized a separate task force, which has analyzed the impact of the adoption of the K-IFRS and the Company has been in the process of modification of its system. Also, the Company has trained persons in charge of adoption of the K-IFRS in POSCO and its subsidiaries and it is reporting the status of the K-IFRS project to the audit committee and management group periodically. Details of action plans and current status for the preparation of the K-IFRS as of December 31, 2010 are as follows:
—	Established separate Task Force Team for the adoption of the K-IFRS in July 2008

—	First phase of the K-IFRS project: Analysis of the impact on adoption of the K-IFRS and creating Group from August 2008 to March 2009

—	Second phase of the K-IFRS project: Designing stand-alone financial closing process with respect to GAAP differences from April 2009 to January 2010

—	Third phase of the K-IFRS project: Preparing comparative financial statements and supplementing accounting system from February 2010 up to now
The significant differences between the Company’s current policy and the K-IFRS which impact on the Company’s financial statements as of December 31, 2010 are as follows:

Classification	K-IFRS	Current Policy

First-time Adoption of K-IFRS

Deemed cost at the date of	Measure the certain individual item of	—
transition (Property, plant &	PP&E at fair value and use this value as
equipment)	deemed cost at the date of transition.

Investments in subsidiaries,	Applying carrying amount of its investments	—
jointly controlled entities and	in subsidiaries, jointly controlled entities and
associates	associates in accordance with previous
GAAP at the date of transition as deemed
cost at the date of transition.

Capitalization of borrowing	Capitalize the borrowing costs for the	—
costs	purpose of obtaining a qualifying
asset after the date of transition.

POSCO
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
34.	The Company’s Plan and Status for Applying the Korean International Financial Reporting Standards, Continued

Classification	K-IFRS	Current Policy

Adoption of K-IFRS

Derecognition of financial assets	Derecognize a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the transferor transfers the contractual rights to receive the cash flows of the financial asset and transfers substantially all the risks and rewards of ownership of the financial asset or the entity neither transfers nor retains all the risks and rewards of ownership.	Derecognize a financial asset when the Company transfer the financial assts to financial institutions based on assumption that Company cannot exercise its rights and efficient control.

A method of accounting for an investment presented by separate financial statements	Apply cost method	Apply equity method accounting

Reclassification of investment property	Property held to earn rentals or for capital appreciation or both is classified and accounted as Investment property.	—

Borrowing costs	Borrowing costs that are directly attribute to the acquisition, construction or production of a qualifying asset form part of the cost of that asset.	Recognized as an expense.

Membership	Classified as an intangible asset with an indefinite useful life should not be amortized.	Classified as an other long-term assets.

Employee benefits	Defined benefit obligations represent the present value of projected benefit obligation using the Projected Unit Credit Method and actuarial assumptions.	Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment at the end of reporting

Deferred income tax	Classified as non-current assets and liabilities.	Classify deferred tax balances as current assets and liabilities or as noncurrent assets and liabilities in accordance with related assets and liabilities, otherwise, expected future periods when the carrying amount of the asset or liability is recovered or settled.

Independent Accountants’ Review Report on Internal Accounting Control System
English translation of a Report Originally Issued in Korean
To the President of
POSCO:
We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of POSCO (the “Company”) as of December 31, 2010. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2010, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”
We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.
A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our review, nothing has come to our attention that the Report on the Operations of Internal Accounting Control System as of December 31, 2010 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2010. We did not review the Company’s IACS subsequent to December 31, 2010. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.
Seoul, Korea
February 14, 2011
Notice to Readers
This report is annexed in relation to the audit of the non-consolidated financial statements as of December 31, 2010 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operations of Internal Accounting Control System
To the Board of Directors and Audit Committee of
POSCO:
I, as the Internal Accounting Control Officer (“IACO”) of POSCO (the Company”). have assessed the status of the design and operations of the company’s internal accounting control system (“IACS”) as of December 31, 2010.
The Company’s management, including IACO, is responsible for the design and operations of its IACS. I, as the IACO have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial statement preparation and presentation of external uses. I as the IACO, applied the IACS Standards established by the IACS Operations Committee for the assessment of design and operations of the IACS.
Based on the assessment of the operations of the IACS. the Company’s IACS has been effectively designed and is operating as of December 31, 2010 in all material respect, in accordance with the IACS Standards issued by the IACS Operations Committee.
January 13, 2011

/s/ Choi Jong-Tae
Choi Jong-Tae, Internal Accounting Control Officer

/s/ Chung Joon-yang
Chung Joon-Yang, Chief Excecutive Officer